Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-132849

PROSPECTUS

3,597,088 shares of common stock

CAPRIUS, INC.

This prospectus relates to the sale or other disposition by the selling stockholders identified on pages 31 to 33 of this prospectus, or their transferees, of up to 3,597,088 shares of our common stock, or interests therein, including 2,419,330 shares underlying shares of Series D Preferred Stock and 850,750 shares issuable upon exercise of warrants, plus an additional 327,008 shares by reason of provisions in the Registration Rights Agreement pursuant to which the registration statement of which this prospectus is a part is being filed. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We will receive no proceeds from the sale or other disposition of the shares, or interests therein, by the selling stockholders. However, we will receive proceeds in the amount of $1,551,351 assuming the cash exercise of all of the warrants held by the selling stockholders, subject to certain of the warrants being exercised under a “cashless exercise” right.

Our common stock is traded on the over-the-counter electronic bulletin board. Our trading symbol is CAPS. On April 5, 2006, the closing price as reported was $1.65.

The selling stockholders, and any participating broker-dealers may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any commissions or discounts given to any such broker-dealer may be regarded as underwriting commissions or discounts under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute their common stock.

Brokers or dealers effecting transaction in the shares should confirm the registration of these securities under the securities laws of the states in which transactions occur or the existence of our exemption from registration.

An investment in shares of our common stock involves a high degree of risk. We urge you to carefully consider the Risk Factors beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

April 6, 2006

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire prospectus, including “Risk Factors” and the Consolidated Financial Statements, before making an investment decision.

THE COMPANY

Background

Caprius, Inc. is engaged in the infectious medical waste disposal business. In the first quarter of Fiscal 2003, we acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”), which develops, markets and sells the SteriMed and SteriMed Junior compact units (together, the “SteriMed Systems”) that simultaneously shred and disinfect regulated medical waste (“RMW”). The SteriMed Systems are sold and leased in both the domestic and international markets.

Our principal business office is located at One University Plaza, Suite 400, Hackensack, New Jersey 07601, and our telephone number at that address is (201) 342-0900.

In this prospectus, “Caprius,” the “Company,” “we,” “us” and “our” refer to Caprius, Inc. and, unless the context otherwise indicates, our subsidiary MCM.

History

In June 1999, we acquired Opus Diagnostics Inc. (“Opus”) and began manufacturing and selling medical diagnostic assays constituting the Therapeutic Drug Monitoring Business (“TDM”). In October 2002, we sold the assets of the TDM business to Seradyn, Inc., an unrelated company. We were founded in 1983 and, through June 1999, essentially operated in the business of seeking to develop specialized medical imaging systems, as well as operating the Strax Institute (“Strax”), a comprehensive breast imaging center. The Strax Institute was sold in September 2003 to an unrelated company.

Acquisition of M.C.M. Environmental Technologies, Inc.

In December 2002, we closed the acquisition of our initial investment of 57.53% of the capital stock of MCM for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, our designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, President and CEO, and Jonathan Joels, CFO, filling two seats. Additionally, as part of the transaction, certain debt of MCM to its existing stockholders and to certain third-parties was converted to equity in MCM or restructured. Pursuant to its Letter of Intent with MCM, Caprius had provided MCM with loans totaling $565,000, which loans were repaid upon closing by a reduction in the cash portion of the purchase price. As part of the Stockholders Agreement dated December 17, 2002, there were certain provisions relating to performance adjustments for the twenty-four month period post-closing. As a consequence, our ownership interest increased by 5% in the fiscal year 2004 and by an additional 5% in the fiscal year 2005. Furthermore, our equity ownership increased with the conversion of various loans made to MCM and cash calls made by MCM during Fiscal 2005. As of September 30, 2005, our interest in MCM increased to 96.66%.

SteriMed Systems

We developed and market worldwide the SteriMed and SteriMed Junior compact units that simultaneously shred and disinfect RMW, reducing its volume up to 90%, and rendering it harmless for disposal as ordinary waste. The SteriMed Systems are patented, environmentally-friendly, on-site disinfecting and disposal units that can process regulated clinical waste, including sharps, dialysis filters, pads, bandages, plastic tubing and even glass, in a 15 minute cycle. The units, comparable in size to a washer-dryer, simultaneously shred, grind, mix and disinfect the waste with the proprietary Ster-Cid® solution. After treatment, the material may be discarded as conventional solid waste, in accordance with appropriate regulatory requirements.

The SteriMed Systems enable generators of RMW, such as clinics and hospitals, to significantly reduce cost for treatment and disposal of RMW, eliminate the potential liability associated with the regulated “cradle to grave” tracking system involved in the transport of RMW, and treat in-house RMW on-site in an effective, safe and easy manner. As the technology for disinfection is chemical-based, within the definitions used in the industry, it is considered as an alternative treatment technology.

The SteriMed Systems are comprised of two different sized units, and the required Ster-Cid® disinfectant solution can be utilized with both units. The larger SteriMed can treat up to 18.5 gallons (70 liters) of medical waste per cycle. The smaller version, the SteriMed Junior, can treat 4 gallons (15 liters) per cycle.

Ster-Cid® is our proprietary disinfectant solution used in the SteriMed Systems. Ster-Cid® is approximately 90% biodegradable and is registered with the U.S. Environmental Protection Agency (“U.S. EPA”) in accordance with the Federal Insecticide, Fungicide, Rodenticide Act of 1972 (“FIFRA”). During the SteriMed disinfecting cycle, the concentration of Ster-Cid® is approximately 0.5% of the total volume of liquids. The Ster-Cid® disinfectant in conjunction with the SteriMed Systems has been tested in independent laboratories. Results show that disinfection levels specified in the U.S. EPA guidance document, “Report on State and Territorial Association on Alternate Treatment Technologies”, are met. Furthermore, it is accepted by Publicly Owned Treatment Works (“POTW”) allowing for its discharge into the sewer system.

Both SteriMed units are safe and easy to operate requiring only a half day of training. Once the cycle commences, the system is locked, and water and Ster-Cid® are automatically released into the treatment chamber. The shredding, grinding and mixing of the waste is then initiated exposing all surfaces of the medical waste to the chemical solution during the 15 minute processing cycle. At the end of each cycle, the disinfected waste is ready for disposal as regular solid waste.

In the United States, the initial focus of marketing the SteriMed Systems has been to the medium-term to larger chains of dialysis clinics on a lease or sales basis. In addition, we are also pursuing other potential users, including laboratories, plasma phoresis centers, blood banks, surgical centers and hospitals.

Internationally, we continue to market our SteriMed Systems both directly and indirectly through distributors. Our distributors are trained by us to enable them to take on the responsibility for the installation and maintenance that are required for the SteriMed Systems.

RECENT DEVELOPMENTS

On February 17, 2006, we closed a private placement of 241,933 shares of Series D Convertible Preferred Stock and warrants for net proceeds of $2,700,000. The Series D Convertible Preferred Stock is convertible into 2,419,330 shares of common stock. The warrants consist of 2006 Series A Warrants for the purchase of 223,881 shares of Common Stock at $1.50 per share and 2006 Series B Warrants for the purchase of 447,764 shares of common stock at $2.00 per share, exercisable for five years.

THE OFFERING

Securities Covered Hereby
3,597,088 shares, includes 2,419,330 shares underlying Series D convertible preferred stock and 850,750 shares subject to warrants, and an additional 327,008 shares that may become issuable by reason of provisions in the Registration Rights Agreement pursuant to which this prospectus is being filed to register 110% of the registrable shares.

Common Stock to be Outstanding after the Offering	6,592,878 shares, assuming the selling stockholders convert all of their Series D Preferred Stock and exercise all their warrants.
Use of Proceeds
We will receive no proceeds from the sale or other disposition of the shares of common stock covered hereby, or interests therein, by the selling stockholders. However, we will receive $1,551,351 if all of the warrants for underlying shares included in this prospectus are exercised for cash. We will use these proceeds for general corporate purposes.

OTC Electronic Bulletin Board Symbol	“CAPS”

RISK FACTORS

See “RISK FACTORS” for a discussion of certain factors that should be considered in evaluating an investment in the common stock.

SUMMARY FINANCIAL AND OPERATING INFORMATION

The following selected financial information is derived from the Consolidated Financial Statements appearing elsewhere in this Prospectus and should be read in conjunction with the Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

	Year Ended September 30,		Three Months Ended December 31, (Unaudited)
Summary of Operations	2005	2004	2005	2004
Total revenues	$848,802	$885,461	$240,888	$262,659
Loss from continuing operations	(2,538,408)	(3,249,963)	(693,438)	(797,072)
Loss from operations of discontinued Strax Business	-	(105,806)	-	-
Net loss	(2,538,408)	(3,355,769)	(693,438)	(797,072)
Loss from continuing operations per share	(1.16)	(3.18)	(0.21)	(0.78)
Income (loss) from discontinued operations per share	-	(0.10)	-	-
Net loss per common share (basic and diluted)	$(1.16)	$(3.28)	$(0.21)	$(0.78)
Weighted average common shares outstanding, basic and diluted	2,288,543	1,022,328	3,321,673	1,022,328

Statement of Financial Position	As of September 30, 2005	As of December 31, 2005
		(Unaudited)
Cash and cash equivalents	$1,257,158	$620,934
Total assets	3,173,137	2,506,755
Working capital	1,705,187	1,086,326
Long-term debt	-	-
Stockholders’ equity	2,795,540	2,102,102

RISK FACTORS

The shares of our common stock being offered for resale by the selling stockholders are highly speculative in nature, involve a high degree of risk and should be purchased only by persons who can afford to lose the entire amount invested in the common stock. Before purchasing any of the shares of common stock, you should carefully consider the following factors relating to our business and prospects. If any of the following risks actually occurs, our business, financial condition or operating results could be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.

Business Risks

We Have a History of Losses

To date, we have been unable to generate revenue sufficient to be profitable. We had a net loss of approximately $2,538,000, or $(1.16) per share, for the fiscal year ended September 30, 2005, compared to a net loss of approximately $3,356,000, or $(3.28) per share, for the fiscal year ended September 30, 2004, and a net loss of approximately $694,000, or $(0.21) per share, for the three month period ended December 31, 2005. We can expect to incur losses for the immediate foreseeable future. There can be no assurance that we will achieve the level of revenues needed to be profitable in the future or, if profitability is achieved, that it will be sustained. Due to these losses, we have a continuing need for additional capital.

Risk of Need for Additional Financing

We raised gross proceeds of $3.0 million in a placement of Series D Convertible Preferred Stock in the second quarter of fiscal 2006, and gross proceeds of $4.5 million in a placement of Series C Preferred Stock and warrants in the second quarter of fiscal 2005. The net proceeds from these placements should fulfill our capital needs through March 31, 2007 based upon our present business plan. However, we expect to require additional working capital or other funds in the near future should we need to modify our business plan. These funds are required to support our marketing efforts, obtain additional regulatory approvals both domestically and overseas as well as to provide for our manufacturing purposes. In the event we are unable to achieve any market penetration in the near term, secure regulatory approvals or build inventory available for immediate delivery, our ability to secure additional funding could be severely jeopardized. No assurance can be given that we will be successful in obtaining additional funds, whether publicly or privately or through equity or debt. Any such financing could be highly dilutive to stockholders.

Our Lack of Operating History Makes Evaluation of our Business Difficult.

The MCM business, our primary business, is at an early stage of commercialization and there is no meaningful historical financial or other information available upon which you can base your evaluation of this business and its prospects. We acquired the MCM business in December 2002 and have generated insubstantial revenues to date from it.

In addition, our early stage of commercialization means that we have less insight into how market and technology trends may affect our business. This includes our ability to attract and convince customers to switch from their current method of dealing with the disposal of their medical waste to a new technology and to adjust their current in-house system to adapt to our SteriMed Systems.  As a consequence, the revenue and income potential of our business is unproven. Further, we cannot estimate the expenses for operating the business. If we are incorrect in our estimates, it could be detrimental to our business.

We Expect our Manufacturing and Marketing Development Work for our MCM Business to Continue for Some Time, and our Manufacturing and Marketing may not Succeed or may be Significantly Delayed.

At present, the SteriMed is manufactured at our own facility in Israel. The SteriMed Junior is currently manufactured by a third-party manufacturer in Israel. While we expect our manufacturing and product development work to continue in Israel, due to the limited capacity as well as the high costs of transportation from Israel, we continue to seek sub-assembly manufacturers to enable us to reduce the cost of the SteriMed Junior as well as alternative locations in North America for the manufacture of our SteriMed Junior. As we receive interest from these manufacturers, we will then undertake a detailed analysis to ensure that they are sufficiently qualified to manufacture our unit and that their costs are acceptable to us. If we fail to effectively manufacture or cause the manufacture of or fail to develop a market for our SteriMed Systems, we will likely be unable to recover the losses we will have incurred in attempting to produce and market these products and technologies and may be unable to make sales or become profitable. As a result, the market price of our securities may decline, causing you to lose some or all of your investment.

Dependence on Our Third-Party Component Suppliers

We are dependent on third-party suppliers for the components of our SteriMed and SteriMed Junior Systems and also for the Ster-Cid® disinfectant. At present there are no supply contracts in place and our requirements are fulfilled against purchase orders. There can be no assurances that we will have adequate supplies of materials. Although we believe that the required components are readily available and can be provided by other suppliers, delays may be incurred in establishing relationships or in waiting for quality control assurance with other manufacturers for substitute components.

We Are Subject to Extensive Governmental Regulation with which it is Frequently Difficult, Expensive And Time-Consuming to Comply.

The medical waste management industry is subject to extensive U.S. EPA, state and local laws and regulations relating to the collection, packaging, labeling, handling, documentation, reporting, treatment and disposal of regulated medical waste. The use of the Ster-Cid® disinfectant in the SteriMed Systems is registered with the U.S. EPA under FIFRA, however, the SteriMed Systems are not subject to U.S. EPA registration. Our business requires us to comply with these extensive laws and regulations and also to obtain permits, authorizations, approvals, certificates or other types of governmental permission from all states and some local jurisdictions where we sell or lease the SteriMed Systems. The SteriMed has been cleared for marketing in 47 states and the SteriMed Junior in 42 states. It is our objective to obtain approvals from the remaining states. The Ster-Cid® has been registered in 49 states. Our ability to obtain such approvals in the remaining states and the timing and cost to do so, if successful, cannot be easily determined nor can the receipt of ultimate approval be assumed.

In markets outside the U.S., our ability to market the SteriMed Systems is governed by the regulations of the specific country. In foreign countries, we primarily market through distributors and we rely on them to obtain the necessary regulatory approvals to permit the SteriMed Systems to be marketed in that country. We are therefore dependent on the distributors to process these applications where required. In many of these countries, we have no direct control or involvement in the approval process, and therefore we cannot estimate when our product will be available in that market.

We believe that we currently comply in all material respects with all applicable laws, regulations and permitting requirements. State and local regulations change often, however, and new regulations are frequently adopted. Changes in the applicable regulations could require us to obtain new approvals or permits, to change the way in which we operate or to make changes to our SteriMed Systems. We might be unable to obtain the new approvals or permits that we require and the cost of compliance with new or changed regulations could be significant. In the event we are not in compliance, we can be subject to fines and administrative, civil or criminal sanctions or suspension of our business.

The approvals or permits that we require in foreign countries may be difficult and time-consuming to obtain. They may also contain conditions or restrictions that limit our ability to operate efficiently, and they may not be issued as quickly as we need (or at all). If we cannot obtain the approval or permits that we need when we need them, or if they contain unfavorable conditions, it could substantially impair our ability to sell the SteriMed Systems in certain jurisdictions or to import the system into the United States.

We May Not Be Able to Effectively Protect Our Intellectual Property Rights and Proprietary Technology, Which Could Have a Material Affect on Our Business and Make It Easier For Our Competitors to Duplicate Our Products.

We regard certain aspects of our products, processes, services and technology as proprietary, and we have trademarks and patents for certain aspects of the SteriMed Systems. Our ability to compete successfully will depend in part on our ability to protect our proprietary rights and to operate without infringing on the proprietary right of others, both in the United States and abroad. Our proprietary rights to Ster-Cid® relate to an exclusive worldwide license that we had obtained from a third party manufacturer in Europe to purchase the Ster-Cid® disinfectant. The patent positions of medical waste technology companies generally involve complex legal and factual questions. While patents are important to our business, the regulatory approvals are more critical in permitting us to market our products. We may also apply in the future for patent protection for uses, processes, products and systems that we develop. There can be no assurance that any future patent for which we apply will be issued, that any existing patents issued will not be challenged, invalidated or circumvented, that the rights granted thereunder will provide any competitive advantage, that third-parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar products, services and technology. We may incur substantial costs in defending any patent or license infringement suits or in asserting any patent or license rights, including those granted by third parties, the expenditure of which we might not be able to afford. An adverse determination could subject us to significant liabilities to third parties, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. There can be no assurance that any such licenses would be available on acceptable terms or at all, or that we could develop alternate technology at an acceptable price or at all. Any of these events could have a material adverse effect on our business and profitability.

We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend ourselves from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if we win. This could adversely affect our business, financial condition and operating results such that it could cause us to reduce or cease operations.

We May Not Be Able to Develop New Products That Achieve Market Acceptance

Our future growth and profitability depend in part on our ability to respond to technological changes and successfully develop and market new products that achieve significant market acceptance. This industry has been historically marked by very rapid technological change and the frequent introductions of new products. There is no assurance that we will be able to develop new products that will realize broad market acceptance.

The Nature of Our Business Exposes Us to Professional and Product Liability Claims, Which Could Materially Adversely Impact Our Business and Profitability

The malfunction or misuse of our SteriMed Systems may result in damage to property or persons, as well as violation of various health and safety regulations, thereby subjecting us to possible liability. Although our insurance coverage is in amounts and deductibles customary in the industry, there can be no assurance that such insurance will be sufficient to cover any potential liability. We currently retain a claims made $2 million worldwide product liability insurance policy. Further, in the event of either adverse claim experience or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all. In addition, there can be no assurance that insurance will adequately cover any product liability claim against us. A successful product liability, environmental or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, financial condition and operations. To date, no claims have been made against us. We believe that our insurance coverage is adequate to cover any claims made, and we review our insurance requirement with our insurance broker on an annual basis.

Other Parties May Assert That Our Technology Infringes On Their Intellectual Property Rights, Which Could Divert Management Time and Resources and Possibly Force Us To Redesign Our Products.

Developing products based upon new technologies can result in litigation based on allegations of patent and other intellectual property infringement. While no infringement claims have been made or threatened against us, we cannot assure you that third parties will not assert infringement claims against us in the future, that assertions by such parties will not result in costly litigation, or that they will not prevail in any such litigation. In addition, we cannot assure you that we will be able to license any valid and infringed patents from third parties on commercially reasonable terms or, alternatively, be able to redesign products on a cost-effective basis to avoid infringement. Any infringement claim or other litigation against or by us could have a material adverse effect on us and could cause us to reduce or cease operations, and even if we are successful in a litigation to defend such claim, there may be adverse effects due to the significant expenses related to defending the litigation.

The Loss of Certain Members of Our Management Team Could Adversely Affect Our Business.

Our success is highly dependent on the continued efforts of George Aaron, Chairman, President and Chief Executive Officer, and Jonathan Joels, Chief Financial Officer, Treasurer and Secretary, who are our key management persons. Should operations expand, we will need to hire persons with a variety of skills and competition for these skilled individuals could be intense. Neither Mr. Aaron nor Mr. Joels plan to retire or leave us in the near future. However, there can be no assurance that we will be successful in attracting and/or retaining key personnel in the future. Our failure to do so could adversely affect our business and financial condition. We do not have employment agreements with or carry any “key-man” insurance on the lives of any of our officers or employees.

Dependence on Principal Customers

Two principal customers, Advanced Washroom and a major U.S. dialysis company accounted for approximately 39% of our revenues from our SteriMed business for fiscal year 2005. Four principal customers,

Euromedic, which is a foreign distributor in Central and Eastern Europe, the U.S. Navy and two major U.S. dialysis companies accounted for approximately 70% of our revenues in the three months ended December 31, 2004. We are presently working on the expansion of our sales, both internationally and domestically. In fiscal year 2005, we received our first significant order for the SteriMed Junior from a major U.S. dialysis company. The loss of any one of our principal customers would have a significant adverse impact to our business.

Competition

There are numerous methods of handling and disposing of RMW, of which our technology is one of the available systems. We are not aware of any competitive product that is similar to the SteriMed Systems with respect to its design and compactness. We believe that our SteriMed Systems, due to their ability to be used on site, competitive cost and ease of use, offer a significant advantage over RMW systems offered by our competitors. We realize, however, there can be no assurance that a different or new technology may not supplant us in the market. Further, we cannot guarantee that in the event that we are successful in the deployment of our systems in the marketplace, the predominant companies in the field, which have substantially greater resources and market visibility than us, will not try to develop similar systems.

Control by a Lead Investor

An investor group beneficially owns approximately 49.3% of the outstanding common stock, including shares of common stock underlying Series D Preferred Stock and warrants currently held by them. Accordingly, they could exercise a significant voting block in the election of directors and other matters to be acted upon by stockholders.

Market Risks

There is Only a Volatile Limited Market for Our Common Stock

Recent history relating to the market prices of public companies indicates that, from time to time, there may be periods of extreme volatility in the market price of our securities because of factors unrelated to the operating performance of, or announcements concerning, the issuers of the affected stock, and especially for stock traded on the OTC Bulletin Board. Our common stock is not actively traded, and the bid and asked prices for our common stock have fluctuated significantly. Since 2003, the common stock has traded on the OTC Bulletin Board from a high of $6.80 to a low of $1.00 per share. See “MARKET FOR OUR COMMON STOCK.” General market price declines, market volatility, especially for low priced securities, or factors related to the general economy or to us in the future could adversely affect the price of the common stock. With the low price of our common stock, any securities placement by us would be very dilutive to existing stockholders, thereby limiting the nature of future equity placements.

The Number of Shares Being Registered for Sale is Significant in Relation to our Trading Volume

All of the shares registered for sale on behalf of the selling stockholders are “restricted securities” as that term is defined in Rule 144 under the Securities Act. At March 1, 2006, we had 3,321,673 outstanding shares of common stock and an aggregate of 4,681,190 shares of common stock reserved for the conversion of Preferred Stock and the exercise of options and warrants. Of the 8,002,863 shares, an aggregate of 3,270,080 shares have been included in this prospectus. We have filed this registration statement to register these restricted shares for sale into the public market by the selling stockholders. We previously filed a separate registration statement for the restricted shares issuable in our February 2005 placement (see Form SB-2 No. 333-124096). These restricted securities, if sold in the market all at once or at about the same time, could depress the market price during the period the registration statement remains effective and also could affect our ability to raise equity capital. Any outstanding shares not sold by the selling stockholders pursuant to this prospectus will remain as “restricted shares” in the hands of the holder, except for those held by non-affiliates for a period of two years, calculated pursuant to Rule 144.

We Have Never Paid Dividends and We Do Not Anticipate Paying Dividends in the Future

We do not believe that we will pay any cash dividends on our common stock in the future. We have never declared any cash dividends on our common stock, and if we were to become profitable, it would be expected that all of such earnings would be retained to support our business. Since we have no plan to pay cash dividends, an investor would only realize income from his investment in our shares if there is a rise in the market price of our common stock, which is uncertain and unpredictable.

Shares Eligible for Future Sale Could Negatively Affect Your Investment in Us

The fact that we are seeking additional capital through the sale of our securities, including shares of our preferred stock, which include granting certain registration rights to the investors, could negatively impact us. At March 1, 2006, we had 44,474,456 shares of common stock and 731,067 shares of preferred stock which our Board of Directors could issue without any approval of existing holders. The issuance of these shares, as well as the issuance of any new shares, and any attempts to resell them could depress the market for the shares being registered under this prospectus.

We Are Subject to Penny Stock Regulations and Restrictions

The Securities and Exchange Commission has adopted regulations which generally define Penny Stocks to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions. As of March 17, 2006, the closing price for our common stock was $2.00 per share and therefore, it is designated a “Penny Stock.” As a Penny Stock, our common stock may become subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended (“Exchange Act”), or the Penny Stock Rule. This rule imposes additional sales practice requirements on broker-dealers that sell such securities to persons other than established customers and “accredited investors” (generally, individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses). For transactions covered by Rule 15g-9, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to sale. As a result, this rule may affect the ability of broker-dealers to sell our securities and may affect the ability of purchasers to sell any of our securities in the secondary market.

For any transaction involving a penny stock, unless exempt, the rules require delivery, prior to any transaction in a penny stock, of a disclosure schedule prepared by the Securities and Exchange Commission (“SEC”) relating to the penny stock market. Disclosure is also required to be made about sales commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements are required to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stock.

There can be no assurance that our common stock will qualify for exemption from the penny stock restrictions. In any event, even if our common stock were exempt from the Penny Stock restrictions, we would remain subject to Section 15(b)(6) of the Exchange Act, which gives the SEC the authority to restrict any person from participating in a distribution of penny stock, if the SEC finds that such a restriction would be in the public interest.

Certain Provisions of Our Charter Could Discourage Potential Acquisition Proposals or Change in Control

Certain provisions of our Certificate of Incorporation and of Delaware law could discourage potential acquisition proposals and could make it more difficult for a third-party to acquire or discourage a third party from attempting to acquire control of us. These provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market value of the common stock. Our Board of Directors, without further stockholder approval, may issue preferred stock that would contain provisions that could have the effect of delaying or preventing a change in control or which may prevent or frustrate any attempt by stockholders to replace or remove the current management. The issuance of additional shares of preferred stock could also adversely affect the voting power of the holders of common stock, including the loss of voting control to others.

FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this prospectus may contain forward-looking statements. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements. Forward-looking statements, which involve assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend” or “project” or the negative of these words or other variations on these words or comparable terminology.

This prospectus contains forward-looking statements, including statements regarding, among other things, (a) our projected sales and profitability, (b) our technology, (c) our manufacturing, (d) the regulation to which we are subject, (e) anticipated trends in our industry and (f) our needs for working capital. These statements may be found under “Management’s Discussion and Analysis or Plan of Operations” and “Business,” as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” and matters described in this prospectus generally. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this prospectus will in fact occur.

USE OF PROCEEDS

We will not receive any portion of the proceeds from the sale of the shares of common stock covered hereby, or interests therein, by the selling stockholders. We may receive proceeds of up to $1,551,351 if all the warrants held by the selling stockholders are exercised for cash. Management currently anticipates that any such proceeds will be utilized for working capital and other general corporate purposes. We cannot estimate how many, if any, warrants and options may be exercised as a result of this offering.

We are obligated to bear the expenses of the registration of the shares. We anticipate that these expenses will be approximately $90,000.

DIVIDEND POLICY

We have never declared dividends or paid cash dividends on our common stock. The Series D Preferred Stock provides for a cumulative dividend of $0.67 per share commencing October 1, 2007. We intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends on the common stock or the Series B Preferred Stock in the foreseeable future.

MARKET FOR OUR COMMON STOCK

Principal Market and Market Prices

Our common stock has traded in the over-the-counter market on the OTC Electronic Bulletin Board (OTCBB) under the symbol CAPR until the April 5, 2005 reverse split when our trading symbol was changed to CAPS.

The following table sets forth, for the calendar quarters indicated, the reported high and low bid quotations per share of the common stock as reported on the OTCBB. These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not necessarily represent actual transactions. These tables give retroactive effect to our 1-for-20 reverse common stock split on April 5, 2005.

Fiscal Period	Fiscal Year Ending 9/30/06		Fiscal Year Ending 9/30/05		Fiscal Year Ended 9/30/04
	High	Low	High	Low	High	Low
First Quarter	$2.45	$1.05	$3.80	$2.20	$6.00	$2.20
Second Quarter	2.35	1.30	6.80	2.60	5.00	2.00
Third Quarter *	1.65	1.65	5.00	2.10	6.00	1.00
Fourth Quarter	—	—	2.98	2.00	5.00	2.20
*Reflects prices through April 5, 2006

We have not paid any dividends on our shares of common stock since inception and do not expect to declare any dividends on our common stock in the foreseeable future.

Approximate Number of Holders of Our Common Stock

On March 1, 2006, there were approximately 1,100 holders of record of the common stock. Since a large number of shares of common stock were held in street or nominee name, it is believed that there are a substantial number of additional beneficial owners of our common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto and the other financial information appearing elsewhere in this prospectus. In addition to historical information contained herein, the following discussion and other parts of this prospectus contain certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements due to factors discussed under “Risk Factors”, as well as factors discussed elsewhere in this prospectus. The cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this prospectus.

Results of Operations

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004

Revenues generated for fiscal 2005 were primarily generated by MCM product sales and rental revenues which totaled $740,796 for fiscal year ended 2005 as compared with $835,461 for fiscal year ended 2004. For fiscal year ended September 30, 2005, three customers accounted for approximately 51% of the consolidated total revenue. For the year ended September 30, 2004, two customers, other than those in fiscal year 2005, accounted for approximately 72% of the consolidated total revenue. Product sales and equipment rental income for the fiscal year 2005 moderately decreased as we were negatively impacted by the consolidation in the dialysis clinic market by several of our customers which caused them to place their purchasing decisions on hold during the calendar year of 2005.

Consulting and royalty income from the TDM Business which was sold in 2002 to Seradyn, Inc. totaled approximately $108,000 as compared to $50,000 for fiscal years ended September 30, 2005 and 2004, respectively. The increase of approximately $58,000 was attributable to royalty income earned of approximately $100,000 in fiscal year 2005 (none in fiscal year 2004) under the provisions of a Royalty Agreement between Seradyn, Inc. and the Company. Pursuant to the terms of the sale of the TDM business, we received consulting fees of approximately $5,000 in fiscal year 2005 versus $50,000 in fiscal year 2004. The consulting fee agreement expired in October 2004.

Cost of product sales and equipment rental income aggregated approximately $491,000 as compared to $619,000 during fiscal years ended September 30, 2005 and 2004, respectively. The lower costs of approximately $128,000 were a result of lower revenues and increased efficiencies in purchasing production materials and manufacturing the SteriMed systems.

Research and development costs amounted to approximately $325,000 versus $284,000 for fiscal years ended September 30, 2005 and 2004, respectively. The increased costs are attributed to research and development activities relating to our production scale-up of components used to upgrade the SteriMed systems.

Selling, general and administrative expenses totaled $2,730,071 for fiscal year ended 2005 versus $3,020,212 for fiscal year ended 2004. This decrease is a result of a reduction in professional fees of approximately $347,000, primarily due to expenses incurred in defending prior litigations, offset by the additional hiring of two employees.

Other income totaled $482,200 for fiscal year ended September 30, 2005 as compared to $0 for the year ended September 30, 2004. This income resulted from the favorable settlement of certain outstanding liabilities as well as an insurance settlement of $350,000 for expenses incurred in defending prior litigations which were settled in fiscal year 2005.

Interest expense, net totaled $323,026 for fiscal year ended September 30, 2005 versus $212,571 for the fiscal year ended September 30, 2004. The principal reason for the increase of interest expense incurred during the fiscal year ended September 30, 2005 related to the write-off of debt issuance costs and debt discount of approximately $125,000 due to the early extinguishment of debt. This debt which was principally converted to equity in 2005 was in connection with the secured convertible notes and bridge financing (approximately $2.2 million) which occurred in the fiscal year ended September 30, 2004.

The loss from continuing operations totaled $2,538,408 for fiscal year ended 2005 versus $3,249,963 for fiscal year ended 2004.

Three Months Ended December 31, 2005 Compared to Three Months Ended December 31, 2004

Revenues generated from MCM product sales totaled $217,282 for the three months ended December 31, 2005 as compared to $236,908 for the three months ended December 31, 2004. Revenues generated from MCM rentals totaled $0 as compared to $5,326 for the comparable period. Consulting and royalty income from the TDM Business, which was sold in 2002, totaled $23,606 for the three months ended December 31, 2005 as compared to $20,425 for the three months ended December 31, 2004.

Cost of product sales and leased equipment amounted to $168,662 or 78% of total related revenues versus $161,794 or 67% of total related revenues for the three month period ended December 31, 2005 and 2004, respectively. The increase in the percentage of cost of goods sold to related revenue is related to the sales mix of the units sold in the three months ended December 31, 2005, versus December 31, 2004 as well as higher costs of materials and adverse exchange rate movement. We have not advanced to a level of sales for us to fully absorb the fixed costs related to our revenues.

Research and development expense increased to $81,839 versus $76,580 for the three month period ended December 31, 2005 as compared to the same period in 2004.

Selling, general and administrative expenses totaled $687,554 for the three months ended December 31, 2005 versus $672,278 for the three months ended December 31, 2004. This difference is principally due to the hiring of an investor relations firm, commencing May 1, 2005 at a monthly cost of $8,000, offset by certain reductions in other operating expenses.

Interest income, net totaled $3,729 for the three months ended December 31, 2005 versus $149,079 interest expense, net totaled for the three months ended December 31, 2004. There was no outstanding debt during the three months ended December 31, 2005.

The net loss amounted to $693,438 and $797,072 for the three month periods ended December 31, 2005 and 2004, respectively.

Liquidity and Capital Resources

At December 31, 2005, our cash and cash equivalents position approximated $621,000 versus $1,257,000 at September 30, 2005.

On February 15, 2005, we closed on a $4.5 million preferred stock equity financing before financing related fees and expenses of approximately $435,000. We issued 45,000 shares of Series C Mandatory Convertible Preferred Stock (“Series C Preferred Stock”) at a stated value of $100 per share, together with Series A Warrants to purchase an aggregate of 465,517 shares of common stock at an exercise price of $5.60 per share for a period of five years, and Series B Warrants to purchase an aggregate of 155,172 shares of common stock at an exercise price of $2.90 per share for a period of five years exercisable after nine months, subject to a termination condition as defined in the warrant. Simultaneously, the outstanding short-term secured debt in the aggregate of approximately $2.1 million inclusive of interest, together with $72,962 of unsecured indebtedness, were converted into 21,681 shares of Series C Preferred Stock. Under the terms of the Series C Preferred Stock, upon the reverse stock split, effective April 5, 2005, the outstanding Series C Preferred Stock was converted into 2,299,345 shares of common stock at a conversion price of $2.90 per share.

The proceeds from this capital raising transaction was principally used to finance the net cash used in operating activities, during the year ended September 30, 2005 ($2.9 million) and for the quarter ended December 31, 2005 ($633,000). The remaining funds of approximately $600,000 are targeted to finance the needs of our business through June 30, 2006, based upon our present business plan. Specifically, the funds are being used to increase our marketing effort both in the U.S. and overseas markets. The availability of this working capital has enabled us to build inventory to fulfill current needs arising from our increased marketing efforts. In addition, as we start to increase our penetration in the U.S. market, we will need to expand our customer service and technical support capabilities to meet the needs of our clients. Similarly, in overseas markets, resources will be required to obtain regulatory approvals in markets where we believe there exists great opportunities for our business.

On February 17, 2006, we closed on a $3 million Series D Preferred Stock equity financing before financing related fees and expenses of approximately $300,000. The net proceeds will be used for general working capital purposes.

We believe that after the February 2006 placement we should have sufficient cash requirements to support our working capital needs through March 31, 2007. However, to further develop the MCM business, we will need to seek additional funding. We will continue its efforts to seek additional funds through funding options, including private and public equity offerings, banking facilities, equipment financing, and government-funded grants. There can be no assurance that such funding initiatives will be successful due to the difficulty in raising equity from third parties given our low stock price and current revenue base, and if successful, will be highly dilutive to existing stockholders. These funds are required to permit us to expand our marketing efforts and for the manufacture of its SteriMed System as well as for general working capital requirements. Accordingly, the auditors’ report on the 2005 financial statements contains an explanatory paragraph expressing a substantial doubt about our ability to continue as a going concern.

Contingent Obligations

Our principal contractual commitments include payments under operating leases.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures. On an on-going basis, management evaluates our estimates and assumptions, including but not limited to those related to revenue recognition and the impairment of long-lived assets, goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

1.    Revenue recognition

The infectious medical waste business recognizes revenues from either the sale or rental of our SteriMed Systems. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either services provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

2.    Goodwill and other intangibles

Goodwill and other intangibles associated with the MCM acquisition will be subject to an annual assessment for impairment by applying a fair-value based test. The valuation will be based upon estimates of future income of the reporting unit and estimates of the market value of the unit.

3.    Off-balance sheet arrangements

The Company has no off-balance sheet arrangements, financings or other relationships with unconsolidated entities known “Special Purpose Entities.”

Recent Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7. “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues”, which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification, and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishments, if a debt modification increases the intrinsic value of the debt. In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-08 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes; b) the resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled; and c) recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. These issues are effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). Management does not believe these pronouncements will have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. The statements apply to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. Management does not believe this pronouncement will have a material impact on the Company’s consolidated financial statements.

In December 2004, the FASB issued its final standard on accounting for share-based payments (“SBP”), FASB Statement No. 123 (R) (revised 2004) “Share-Based Payment.” This statement requires companies to expense the value of employee stock options and similar awards. Under FASB Statement No. 123 (R), SBP awards result in a cost that will be measured at fair value of the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. Public entities that are small business issuers will be required to apply Statement No. 123

(R) as of the first annual reporting period that begins after December 15, 2005. Although the adoption of FASB No. 123 (R) will have no adverse impact on the Company’s balance sheet or total cash flows, it will affect the Company’s net income and earning per share. The actual effects of adopting FASB No. 123 (R) will depend on numerous factors, including the amount of share-based payments granted in the future, the Company’s future stock price volatility, estimated forfeiture rates and employee stock option exercise behavior.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a significant impact on the Company’s overall results of operations or financial position.

In October 2004, the FASB ratified the consensus reached in EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share.” The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market trigger price has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.

Inflation

To date, inflation has not had a material effect on our business. We believe that the effects of future inflation may be minimized by controlling costs and increasing our manufacturing efficiency through the increase of our product sales.

BUSINESS

Background

Caprius, Inc. is engaged in the infectious medical waste disposal business. In the first quarter of Fiscal 2003, we acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which develops, markets and sells the SteriMed and SteriMed Junior compact units that simultaneously shred and disinfect Regulated Medical Waste. The SteriMed Systems are sold and leased in both the domestic and international markets.

In December 2002, we closed the acquisition of our initial investment of 57.53% of the capital stock of MCM for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, our designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, President and CEO, and Jonathan Joels, CFO, filling two seats. Additionally, as part of the transaction, certain debt of MCM to its existing stockholders and to certain third parties was converted to equity in MCM or restructured. Pursuant to its Letter of Intent with MCM, Caprius had provided MCM with loans totaling $565,000, which loans were repaid upon closing by a reduction in the cash portion of the purchase price. As part of the Stockholders Agreement dated December 17, 2002, there were certain provisions relating to performance adjustments for the twenty four month period post closing. As a consequence, the Company’s ownership interest increased by 5% in the fiscal year 2004 and an additional 5% in the fiscal year 2005. Furthermore, our equity ownership increased with the conversion of various loans made to MCM and cash calls made by MCM during Fiscal 2005. As of September 30, 2005, our interest in MCM increased to 96.66%.

Caprius, Inc. was founded in 1983 and through June 1999 essentially operated in the business of developing specialized medical imaging systems, as well as operating the Strax Institute, a comprehensive breast imaging center. In June 1999, we acquired Opus and began manufacturing and selling medical diagnostic assays constituting the TDM Business. In October 2002, we sold the TDM business to Seradyn, Inc. The Strax Institute was sold in September 2003.

Background of the Regulated Medical Waste Industry in the United States

In 1988, the Federal Government passed the Medical Waste Tracking Act (“MWTA”). This Act defined medical waste and the types of medical waste that were to be regulated. In addition to defining categories of medical waste, the law mandated that generators of Regulated Medical Waste (“RMW”) be responsible for and adhere to strict guidelines and procedures when disposing of RMW. The mandates included a “cradle to grave” responsibility for any RMW produced by a facility, the necessity to track the disposal of RMW and defined standards for segregating, packaging, labeling and transporting of RMW.

The MWTA led to the development of individual state laws regulating how RMW is to be disposed of. As a result of these laws, it became necessary for medical waste generating facilities to institute new procedures and processes for transporting medical waste from the facility to an offsite treatment and disposal center, or obtain their own on-site system for treatment and disposal acceptable to the regulators. By 1999, Health Care Without Harm, a coalition of 240 member organizations, estimated that 250,000 tons of RMW was produced annually.

The other major impact on the RMW market was the adoption of the Clean Air Amendments of 1997. This Act dramatically reduced or eliminated the type of emissions that are permitted from the incineration of RMW. Due to this, generators of RMW, which were incinerating their waste, were forced into costly upgrades of their incinerators or to find other methods of disposal. Hospital incinerators decreased from 6,200 in 1988 to 115 in 2003 (Mackinac Chapter, Sierra Club Newsletter Aug-Oct 2003).

Most generators of RMW use waste management firms to transport, treat and dispose of their waste. Due to legislative and other market factors, the costs for this type of service have been increasing at a dramatic pace. At the same time, many medical waste generators are coming under increasing pressure to reduce expenses as a result of the decreasing percentage of reimbursement from Medicare and other third party providers. Additionally, the added liability of RMW generators as a result of the “cradle to grave” manifest requirement has made it more attractive to use medical waste management methods that do not require manifest systems. The combination of these pressures is forcing medical waste generators to seek innovative methods for their waste disposal. MCM believes these factors create a demand for an onsite RMW treatment option. MCM has identified and is working with specific segments and niches within the RMW market on which it feels it might capitalize. The specifics of these will be discussed in the Marketing section.

Background of the Regulated Medical Waste Industry Outside of the United States

The industrialized countries of the European Union and Japan are implementing medical waste laws that are or will be similar to U.S. regulations. In 1994, the European Commission implemented a directive where member states had to adhere to the provisions of the United Nations Economic Commission for Europe (“UNECE”) European Agreement on the International Carriage of Dangerous Goods by Road. This requires that clinical or medical waste would be packed, marked, labeled and documented according to defined specifications. Regulations and cost factors have prompted European RMW generators to seek alternative medical waste disposal options. MCM recognizes an excellent opportunity for SteriMed sales in Europe, and is working with regulators, potential joint venture partners and distributors.

Throughout the less industrialized and third world countries, the disposal of hospital waste is coming under increasing scrutiny and regulations. Many countries are in the process of updating and enforcing regulations regarding the disposal of RMW. MCM is attempting to establish relationships worldwide directly or through distributors, in many of these countries.

The MCM SteriMed Systems

The SteriMed Systems are patented, environmentally friendly, on-site disinfecting and disposal units that can process regulated clinical waste, including sharps, dialysis filters, pads, bandages, plastic tubing and even glass, in a 15 minute cycle. The units, comparable in size to a washer-dryer, simultaneously shred, grind, mix and disinfect the waste with the proprietary Ster-Cid® solution. After treatment, the material may be discarded as unrecognizable conventional solid waste, in accordance with appropriate regulatory requirements. The resultant treated waste is as low as 10% of the original volume.

The SteriMed Systems are comprised of two different sized units, and the required Ster-Cid® disinfectant solution which can be utilized with both units. The larger SteriMed can treat up to 20 gallons (75 liters) of medical waste per cycle. The smaller version, SteriMed Junior, can treat 4 gallons (15 liters) per cycle. As the technology for disinfection is chemical based, within the definitions used in the industry, it is considered as an alternative treatment technology.

We have the worldwide exclusive rights for the manufacture, use and sale of the Ster-Cid® proprietary disinfectant used in the SteriMed Systems. The Ster-Cid® is currently manufactured solely for us by a licensor. In the event that the licensor is unable to manufacture the Ster-Cid®, we have the right to have Ster-Cid® manufactured by an alternative manufacturer. Ster-Cid® is approximately 90% biodegradable. Ster-Cid® is considered a pesticide by the U.S. EPA and, in compliance with Federal Insecticide, Fungicide, Rodenticide Act of 1973 (“FIFRA”); it is registered with the U.S. EPA. The process of registering a pesticide under FIFRA involves submission of an application package to the U.S. EPA. The EPA’s review of this application includes assessment of the hazards to human health and the environment that may be posed by the pesticide. This process can take up to a year or more to complete. MCM had assigned an agent experienced with the FIFRA registration process to carry out this process for Ster-Cid®. This process was completed in September 1999 at which time the Ster-Cid® was assigned a FIFRA Registration number.

During the SteriMed disinfecting cycle, the concentration of Ster-Cid® is approximately 0.5% of the total volume of liquids. The Ster-Cid® disinfectant has been tested in independent laboratories and shown to meet U.S. EPA guidelines for disinfection. Furthermore, it is accepted by Publicly Owned Treatment Works (“POTW”) allowing for its discharge into the sewer system.

Both the SteriMed and SteriMed Junior are safe and easy to operate, involving ½ day of training provided by our technical support staff to operators as designated by the end-user. The operator is trained to handle the daily and weekly responsibilities for the routine preparation, maintenance, and minor troubleshooting of the SteriMed

Systems. Daily maintenance includes filling the system with the Ster-Cid®, removal and replacement of the filter bags, and disposing of the filter bag as black bag waste.

The trained operator places the red bag waste containing RMW into the SteriMed receiver chamber and activates the start button. The water and Ster-Cid® are then automatically released into the treatment chamber. The shredding, grinding and mixing of the waste is then initiated to expose all surfaces of the medical waste to the chemical solution during the 15 minute processing cycle. At the end of each specified number of cycles, trained operator then puts the residue into a regular black bag, ready for disposal as regular solid waste.

Both SteriMed and the SteriMed Junior are equipped with an integrated monitoring system, including a PLC display, which indicates each of the system’s functions to guide the operator through its operations. Access to the PLC program is secured, accessible only by MCM’s technicians to prevent operators from overriding the treatment process. Relevant information concerning treatment parameters may be electronically forwarded, at the end of each treatment cycle, to a designated printer at any location within the facility. In addition, the system is capable, at the option of the facility, to have the treatment parameters for all cycles in a day forwarded to MCM’s maintenance center.

Regulations and Regulatory Compliance for Alternative Medical Waste Treatment Technologies in the United States

Our use of the Ster-Cid® disinfectant in the SteriMed Systems is registered by the U.S. EPA under FIFRA. The Ster-Cid® disinfectant is considered a pesticide, and is registered under FIFRA Number 71814. FIFRA gives the federal government control over the distribution, sale and use of pesticides. All pesticides used in the U.S. must be registered (licensed) by the U.S. EPA under FIFRA. Registration of pesticides is to seek assurance that they will be properly labeled, and if used in accordance with label specifications, will not cause unreasonable harm to the environment.

The SteriMed Systems are regulated at the state level by the individual states’ Environmental, Conservation, Natural Resources, or Health Department. Each state has its own specific approval requirements. Generally, most states require an application for registration or approval be submitted along with back up information, including but not limited to operating manuals, service manuals, and procedures. Additionally, many states require contingency and safety plans be submitted, and that efficacy testing be performed. MCM has demonstrated through efficacy testing that it can inactivate the 4Log10 concentration of Bacillus atrophaeus (formerly Bacillus subtilis) spores. This meets or exceeds most state regulatory requirements.

The SteriMed has been cleared for marketing in 47 states and the SteriMed Junior in 42 states. The Ster-Cid® disinfectant has been registered in 49 states. We are currently seeking approvals from the remaining states.

Local and county level authorities generally require that discharge permits be obtained from POTW by all facilities that discharge a substantial amount of liquids or specifically regulated substances to the sewer system. The SteriMed Systems process effluent has been characterized and found to be within the lower range of the general discharge limits set forth by the National Pollutant Discharge Elimination System (NPDES) Permitting Program, which are used to establish POTW’s discharge limits.

These approvals allow the SteriMed Systems effluent to be discharged to a municipal sewer and the treated disinfected waste to be disposed of in a municipal landfill.

The process used by the SteriMed Systems, unlike many other waste medical disposal technologies, is not subject to the Clean Air Act Amendments of 1990 because there is no incineration or generation of toxic fumes in the process. It is also not subject to the Hazardous Materials Transportation Authorization Act of 1994 as there is no transportation of hazardous waste involved.

Regulations and Regulatory Compliance for Alternative Medical Waste Treatment Technologies outside of the United States

CE Mark compliancy is an expected requirement for equipment sold in the European Union (“EU”). The SteriMed Systems are CE Mark compliant as well as ISO Certified, 9001:2000 and 14001:1996. In order to meet the specific regulatory requirements of the individual members of the EU, MCM will undertake further efficacy testing where necessary in order to demonstrate that the SteriMed Systems conform to all the standards in the specific EU member country. Outside of the EU, we are required to review and meet whatever the specific standards a country may impose. In countries where we have distributors, they are required to obtain the necessary regulatory approvals on our behalf at their expense.

Competition

RMW has routinely been treated and disposed of by of incineration. Due to the pollution generated by medical waste incinerators, novel technologies have been developed for the disposal of RMW. Some of the issues confronting these technologies are: energy requirements, space requirements, unpleasant odor, radiation exposure, excessive heat, volume capacity and reduction, steam and vapor containment, and chemical pollution. The use of the SteriMed Systems eliminates concern about these issues: space and energy requirements are minimal, there are no odors, radiation, steam, vapor or heat generated, solid waste volume is reduced by up to 90% and the disinfecting chemical is 94% biodegradable. The following are the various competitive technologies:

Autoclave (steam under pressure): Autoclaves and retort systems are the most common alternative method to incineration used to treat medical waste. Autoclaves are widely accepted because they have historically been used to sterilize medical instruments. However, there are drawbacks as autoclaves may have limitations on the type of waste they can treat, the ability to achieve volume reduction, and odor problems.

Microwave Technology: Microwave technology is a process of disinfection that exposes material to moist heat and steam generated by microwave energy. The waves of microwave energy operate at a very high frequency of around 2.45 billion times per second. This generates the heat needed to change water to steam and carry out the disinfection process at a temperature between 95 and 100 degrees centigrade. Use of this technology requires that proper precautions be taken to exclude the treatment of hazardous material so that toxic emissions do not occur. Also offensive odors may be generated around the unit. The capital cost is relatively high.

Thermal Processes: Thermal processes are dry heat processes and do not use water or steam, but forced convection, circulating heated air around the waste or using radiant heaters. Companies have developed both large and small dry-heat systems, operating at temperatures between 350oF-700oF. Use of dry heat requires longer treatment times.

High Heat Thermal Processes: High heat thermal processes operate at or above incineration temperatures, from 1,000oF to 15,000oF. Pyrolysis, which does not include combustion or burning, contains chemical reactions that create gaseous and residual waste products. The emissions are lower than that created by incineration, but the pyrolysis demands heat generation by resistance heating such as with bio-oxidation, induction heating, natural gas or a combination of plasma, resistance hearing and superheated steam.

Radiation: Electron beam technology creates ionized radiation, damaging cells of microorganisms. Workers must be protected with shields and remain in areas secured from the radiation.

Chemical Technologies: Disinfecting chemical agents that integrate shredding and mixing to ensure adequate exposure are used by a variety of competitors. Chlorine based chemicals, using sodium hypochlorite and chlorine dioxide, are somewhat controversial as to their environmental effects and their impact on wastewater. Non-chloride technologies are varied and include peracetic acid, ozone gas, lime based dry powder, acid and metal catalysts as well as alkaline hydrolysis technology used for tissue and animal waste.

Among the competitors are Stericycle, Inc., Steris Corporation, Sanitec, Inc. Positive Impact Waste Solutions, Inc., Waste Processing Solutions Company, Global Environmental Technologies, LLC, and Waste Reduction, Inc.

Competitive Features of the SteriMed Systems

Seizing the opportunity afforded by the regulatory changes and pricing pressures in the healthcare industry, we are positioning our products as viable alternatives to the traditional medical waste disposal methods. The

SteriMed Systems seek to offer medical waste generators a true on-site option that is less risky, less expensive, and more environmentally friendly than the alternatives. The main competitive advantages of the SteriMed Systems are:

Safety
a)	No need to pack containers of medical waste
b)	No need to transport infectious waste through facilities with patients
c)	No need to ship infectious medical waste on public roads
d)	Environmentally sound approach for disinfection - uses biodegradable chemicals; does not release smoke, odor, steam or other emissions to the air; removes the need for incineration
e)	Noise level during cycle is approx. 70.1dB(A), regarded below levels of noise safety concerns by most government regulations

Labor
a)	Reduce the exposure to infectious waste by limiting the time an employee handles, stores and packs the waste
b)	No need to administer and track waste that is shipped from the facility
c)	Ease of use
d)	Employee can continue to perform their regular functions while the SteriMed treatment cycle is operational

Convenience
a)	Easily installed requiring only electricity, water and sewage outlet. No special ventilation or lighting required
b)	Can fit through regular doorway
c)	Limited training required for operators
d)	Due to size, units can be strategically placed in a health care facility near high waste generation sites

Cost Saving
a)	Less labor time
b)	No transportation costs to incineration site
c)
Our preferred business model is to rent the SteriMed Systems to U.S. facilities generating the infectious clinical waste. This model obviates the need for capital investment by users, and should also reduce previous operating expenses in disposing of medical waste

d)	Ability to fix costs for a given period of time, avoiding future price increases and surcharges

Compliant with Federal and States regulations
a)	Enable infectious medical waste generating facilities to replace existing systems while meeting federal, state and local environmental as well as health regulations.

These features are intended to make the use of the SteriMed Systems a very attractive solution to health care organizations, especially those that are forced to reconsider their current medical waste management programs because of federal and state regulations or because of pressures to reduce operating costs.

Marketing Strategy

We have designed and are implementing a marketing program which maximizes the uniqueness and strengths of the SteriMed Systems while enhancing our customers’ cash flow and minimizing their financial restraints. Our sales focus is to those sites which best fit the capabilities and requirements of our systems. These include those sites generating approximately 2,000 to 12,000 pounds of RMW per month and are able to provide a room with a minimum of 75 square feet with proper plumbing and electricity for the storage and operation of the machine. Within the United States these facilities include dialysis centers, surgical centers, plasma phoresis centers, blood banks, commercial laboratories (both research and clinical), large physician group practices and specific sites within hospitals.

Many of these facilities are owned by national or international corporations operating many facilities. By focusing our sales efforts on these corporations, we will be able to have multiple machine placements within the same organization. This offers many advantages to the customer and to us. Not only will we be able to maximize our selling efforts, we will also be able to compound our warranty and service effectiveness. This strategy should enable us to maximize resources and quickly obtain market penetration. We are presently working with a number of these customers in the implementation of this strategy and in fiscal year 2005, we received our first significant order in the U.S. for the SteriMed Junior from a major dialysis company. In addition, in December 2005, the Company received an order for two SteriMed Junior Systems from the United States Department of Defense for use by the U.S. Navy. The units are for laboratory test and evaluation as part of the U.S. Navy’s Shipboard Medical Waste Management Program.

We do not have the depth of marketing or financial capacity that many of our competitors have and thus are reliant upon generating interest in our products by virtue of our technical advantages. This aspect is emphasized in our limited budget allocated for marketing.

Our business marketing models in the U.S. are either lease or purchase of the SteriMed Systems. The basic lease terms are a single monthly fee which includes the cost of the SteriMed, disposables and service for the life of the lease. Lease terms are usually five years. In the rest of the world, only the purchase option is available. Leasing is not available outside of the U.S. because of the potential difficulty in monitoring and collecting monthly leasing fees. Our distributors, however, are free to sell or lease the SteriMed Systems in their respective markets. Regulatory approvals are required prior to marketing in any country, whether the business is conducted by us or our distributors.

To maximize and augment our sales efforts in the U.S., we have been actively recruiting distributors. Ideally, we are seeking local and regional distributors who will have the exclusive right to sell the SteriMed Systems and related products with their prescribed geographical areas or business sectors. In order to gain exclusivity, the distributor must commit to minimum annual purchases. The distributor is obligated to work within the guidelines and regulatory approvals set up and maintained by us.

Internationally, we have distribution agreements in the following countries: Argentina, Brazil, Columbia, Costa Rica, Cyprus, Greece, Japan, Mexico, Paraguay, Poland, Scandinavia (Norway, Sweden, Finland and Iceland), Singapore, Taiwan, Tunisia and Uruguay. In January 2006, we entered into a three-year exclusive distributorship agreement for the Caribbean. In February 2006, we entered into a five-year exclusive distributorship agreement for the territories of Australia and New Zealand. In each of the countries, it is the distributors’ responsibility to obtain, at their own expense, all regulatory approvals which will be registered in the name of MCM.

Manufacturing

We recognize that to be successful, we need to manufacture units that are:

1) Robust
2) Reliable
3) Reproducible in their activity

Presently, we manufacture the SteriMed at our facility in Moshav Moledet, Israel. The SteriMed Junior is currently manufactured by a third-party manufacturer in Israel. We continue to seek sub-assembly manufacturers to enable us to reduce the cost of the SteriMed Junior as well as alternative locations in North America for the manufacture of our SteriMed Junior.

Approximately half of the SteriMed Systems’ components are commercially available from third-party suppliers. The remaining components are either generic with modification or customized specifically for the SteriMed. We presently have depots for parts and supplies located in Ridgefield, NJ and Moledet, Israel.

Maintenance and Customer Service Model

Critical to the successful use of the SteriMed Systems is the proper training of the personnel carrying out the installation, operation and service of the equipment. The Company provides our customers with a warranty covering parts and labor for one year. Thereafter, we offer an extended warranty program. Our technical service staff assists clients in the installation of units and the training of their staff and on-site operators. This training program is strongly geared to safety and maintenance to assure ongoing safe and smooth operation of the unit. After installation and training, operation of the unit is monitored by our technical staff to assure proper performance. Our technical staff is on call to assist in fixing problems or perform repairs. Our goal is to minimize problems through ongoing training and strict adherence to maintenance schedules. Our Customer Service staff is available to help with any questions or issues our customers might have.

Proprietary Rights

There exist various medical waste treatment technologies that can be combined and employed in different ways, making trademarks and patents very important pieces of intellectual property to possess in the medical waste treatment industry.

MCM acquired and/or applied for trademarks and patents for our SteriMed and Ster-Cid® products as indicated in the following tables. The validation for patents is extended to fifteen years, provided an annual fee (on renewal dates) is paid in the respective country.

SteriMed Systems has an International Class 10 Trademark for Israel, United States, Canada, Japan, Australia, Mexico, Russia, Hungary, Poland, and for Community Trademark (“CTM” - European).

MCM STERIMED - INTERNATIONAL CLASS 10 TRADEMARK:

File No.	Country	Application No.	Application Date	Trademark No.	Renewal Date
99200	Israel	113,697	7/20/1997	113,697	07/20/2007
99207	U.S.A.	75/904,419	01/28/2000	2,724,738	10/20/2013
99208	Canada	1035659	11/12/1999	TMA 596,538	12/04/2018
99209	CTM(European)	1380146	11/11/1999	1380146	11/11/2009
99210	Japan	11-103145	11/12/1999	4462258	03/23/2011
99211	Australia	813208	11/09/1999	813208	11/09/2009
99212	Mexico	472508	02/23/2001	701862	02/23/2011
99214	Russia	99719243	11/18/1999	209618	11/18/2009
99216	Hungary	m-9905278	11/10/1999	165158	11/10/2009
99218	Poland	Z-209695	11/10/1999	148086	11/10/2009

The Ster-Cid® disinfectant has an International Class 5 Trademark for Israel, United States, Canada, Japan, Australia, Mexico, Russia, Hungary, Poland, and CTM.

MCM STER-CID® INTERNATIONAL CLASS 5 TRADEMARK:

File No.	Country	Application No.	Application Date	Trademark No.	Renewal Date
99200	Israel	131893	11/01/1999	131893	11/01/2006
99201	U.S.A.	75/904,150	01/29/2000	2,713,884	05/06/2013
99202	Canada	1035658	11/12/1999	TMA 596,329	12/03/2018
99203	CTM(European)	1380195	11/11/1999	1380195	11/11/2009
99204	Japan	11-103144	11/12/1999	4562185	04/19/2007
99205	Australia	813207	11/09/1999	813207	11/09/2009
99206	Mexico	412940	02/23/2001	656603	02/25/2010
99213	Russia	99719294	11/18/1999	200276	11/17/2009
99215	Hungary	M-9905279	11/10/1999	164682	11/10/2009
99217	Poland	Z-209696	11/10/1999	145760	11/10/2009

The SteriMed has patents in Australia, Japan, United States, Canada, Europe and South Africa. Additionally, there are patent applications pending in the United States (provisional), Australia, Brazil, Mexico, Russia, Canada, China, India, and Patent Corporation Treaty (“PCT”).

MCM STERIMED PATENTS:

File No.	Country	Application No.	Application Date	Patent No.	Patent Date	Valid Until
9346	Israel	108,311	01/10/1994	108,311	12/23/1999	01/10/2014
9452	Australia	10096/95	01/09/1995	684,323	04/2/1998	01/09/2015
9453	Japan	7-011844	01/23/1995	3058401	04/21/2000	01/27/2015
9454	U.S.A.	08/369,533	01/05/1995	5,620,654	04/15/1997	04/15/2014
9456	Canada	2,139,689	01/06/1995	2,139,689	10/5/1999	01/06/2015
9455	Europe	95630001.6	01/05/1995	EP0662346	03/28/2001	01/05/2015

MCM STERIMED PCT INTERNATIONAL PHASE PATENTS:

File No.	Country	Application No.	Application Date	Patent No.	Patent Date	Valid Until
	PCT	PCT/IL02/00093	02/04/2002	WO2002/062479 A1	N/A	N/A
2337	Australia	2002230065	02/04/2002	Pending*	Pending	02/04/2022
2338	Brazil	200300398	07/31/2003	Pending*	Pending	02/04/2022
2339	Mexico	PA/a/2003/006946	08/04/2003	Pending*	Pending	02/04/2022
2340	Russia	2003127023	09/04/2003	Pending*	Pending	02/04/2022
2341	So. Africa	2003/5602	07/21/2003	2003/5602	09/23/2003	02/04/2022
2342	Canada	2437219	08/01/2003	Pending*	Pending	02/04/2022
2343	China	02806986.2	09/22/2003	Pending*	Pending	02/04/2022
2712	Hong Kong	4106248.3	08/20/2004	Pending*	Pending	N/A
2344	India	01389/chenp/03	09/02/2003	Pending*	Pending	02/04/2022
2373	USA	09/824,685	04/04/2001	6494391	12/17/2002	04/04/2021
2313/354	Europe	02711185.5	09/05/2003	P210477PCT/EP	Pending	02/04/2022

*Applied for as a temporary patent until the PCT takes effect.

We maintain, in-house, a system that tracks all expiration dates for our trademarks and patents. This internal tracking system alerts us when renewal submissions are required.

Employees

As of March 1, 2006, we employed fourteen full-time employees, including three senior managers, of which five employees are located at our facility in Israel.

None of our employees is represented by any labor organization and we are not aware of any activities seeking such organization. We consider our relations with employees to be good.

As the level of our activities grow, additional personnel may be required.

Properties

We lease approximately 4,200 square feet of office space in Hackensack, New Jersey for executive and administrative personnel pursuant to a lease that expires on September 30, 2011 at a base monthly rental of approximately $7,500, plus escalation. We also lease approximately 1,500 square feet of space in Ridgefield, NJ for warehousing and assembly at a monthly cost of $2,040 pursuant to a lease that expires on July 31, 2006.

In Israel, we lease 2,300 square feet of industrial space at a monthly cost of approximately $865 and the lease expires on March 31, 2006. We are in the process of renewing this lease agreement for another year.

Litigation

None.

MANAGEMENT

Executive Officers and Directors

As of March 1, 2006, our directors and executive officers were:

Name	Age	Position	Director Since
George Aaron	53	Chairman of the Board, President and Chief Executive Officer	1999
Jonathan Joels	49	Chief Financial Officer, Treasurer, Secretary and Director	1999
Elliott Koppel	62	VP Sales and Marketing	—
Sol Triebwasser, Ph.D. (1)(2)	84	Director	1984
Jeffrey L. Hymes, M.D. (1)(2)	53	Director	2004
____________________
(1) Member of the Audit Committee
(2) Member of the Compensation/Option Committee

The principal occupations and brief summary of the background of each director and executive officer during the past five years is as follows:

George Aaron. Mr. Aaron has been Chairman of the Board, President and CEO of the Company since June 1999. He also served as a Director on the Board of the Company from 1992 until 1996. From 1992 to 1998, Mr. Aaron was the co-Founder and CEO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. of which he remains a Director. Mr. Aaron also serves on the Board of Directors of DeveloGen AG, who recently merged with Peptor Ltd. (the company that had acquired Portman Pharmaceuticals). From 1983 to 1988, Mr. Aaron was the Founder and CEO of Technogenetics Inc. (a diagnostic company). Prior to 1983, Mr. Aaron was Founder and Partner in the Portman Group, Inc. and headed international business development at Schering Plough. Mr. Aaron is a graduate of the University of Maryland.

Jonathan Joels. Mr. Joels has been CFO, Treasurer and Secretary of the Company since June 1999. From 1992 to 1998, Mr. Joels was the co-founder and CFO of Portman Pharmaceuticals, Inc. and in 1994 co-founded CBD Technologies, Inc. Mr. Joels’ previous experience included serving as a principal in Portman Group, Inc., CFO of London & Leeds Corp. and Chartered Accountant positions with both Ernst & Young and Hacker Young between 1977 and 1981. Mr. Joels qualified and was admitted as a Chartered Accountant to the Institute of Chartered Accountants in England and Wales in 1981 and holds a BA Honors Degree in Accountancy (1977) from the City of London.

Elliott Koppel. Mr. Koppel has been VP of Marketing and Sales of the Company since June 1999. From 1996 to June 1999 he served as CEO of ELK Enterprises, a consulting and advertising company for the Medical Device industry. From 1993 to 1996, he was VP Sales and Marketing for Clark Laboratories Inc. From 1992 to 1993, Mr. Koppel was Director of the Immunology Business Unit at Schiapparelli BioSystems. From 1990 to 1992, he was VP of Sales and Marketing at Enzo BioChem. From 1986 to 1990, Mr. Koppel was VP of Clinical Sciences, Inc. Between 1974 and 1986 he held the positions of Sales Representative, Regional Manager, and International Marketing Manager at Warner Lambert Diagnostics. Prior to 1974 Mr. Koppel was Sales Representative and Product Manager with Ortho Diagnostics. Mr. Koppel holds a BS in Commerce from Rider University.

Jeffrey L. Hymes, M.D. Dr. Hymes has been a Director of the Company since May 2004. In 1998 Dr. Hymes co-founded National Nephrology Associates (NNA), a privately-held dialysis company, and until its acquisition by Renal Care Group in April 2004 he had served as NNA’s President and Chief Medical Officer. Prior to that time, Dr. Hymes was a co-founder of REN Corporation, a publicly-traded dialysis company that was sold to GAMBRO in 1995. Dr. Hymes is currently the President of Nephrology Associates, P.C., Nashville, TN, a 19-physician nephrology practice. Dr. Hymes is a graduate of Yale College and received his MD degree from the Albert Einstein College of Medicine of Yeshiva University.

Sol Triebwasser, Ph.D. Dr. Triebwasser has been a Director of the Company’s since 1984. Until his retirement in 1996, Dr. Triebwasser was Director of Technical Journals and Professional Relations for the IBM Corporation in Yorktown Heights, New York, which he joined after receiving his Ph.D. in physics from Columbia in 1952. He had managed various projects in device research and applications at IBM, where he is currently a Research Staff member emeritus. Dr. Triebwasser is a fellow of the Institute for Electrical and Electronic Engineers, the American Physical Society and the American Association for the Advancement of Science.

Mr. Aaron and Mr. Joels are brothers-in-law.

The Board of Directors met either in person or telephonically five times in fiscal 2005. Each of the Directors attended at least 75% of the meetings.

Board Committees

The Board of Directors has standing Audit and Compensation Committees.

The Audit Committee reviews with our independent accountants the scope and timing of the accountants’ audit services and any other services they are asked to perform, their report on our financial statements following completion of their audit and our policies and procedures with respect to internal accounting and financial controls. In addition, the Audit Committee reviews the independence of the independent public accountants and makes annual recommendations to the Board of Directors for the appointment of independent public accountants for the ensuing year. The Audit Committee was involved in the selection of new auditors for the 2004 fiscal year. The Audit Committee met 5 times during both fiscal 2005 and 2004.

The Compensation Committee reviews and recommends to the Board of Directors the compensation and benefits of all our officers of the Company, reviews general policy matters relating to compensation and benefits of employees of the Company and administers the Company’s Stock Option Plans.

Director Compensation

Directors who are also employees are not paid any fees or additional compensation for services as members of our Board of Directors or any committee thereof. Non-employee Board members are entitled to an annual fee of $5,000 and 3,750 options under our 2002 Stock Option Plan, and may receive additional option grants at the discretion of the Board.

Executive Compensation

Summary Compensation Table

The following table sets forth the aggregate cash compensation paid by the Company to (i) its Chief Executive Officer and (ii) its most highly compensated officers whose cash compensation exceeded $100,000 for services performed during the years ended September 30, 2005, 2004 and 2003, respectively.

Annual Compensation					Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options SARs (#)	LTIP Payouts ($)	All Other compensation ($)
George Aaron President/CEO	2005 2004 2003	240,000 240,000 240,000	-0- -0- 160,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Jonathan Joels CFO	2005 2004 2003	176,000 176,000 176,000	-0- -0- 112,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Elliott Koppel	2005 2004 2003	92,000 92,000 92,000	-0- -0- 28,000	-0- -0- -0-	-0- -0- -0-	-0- 5,000 -0-	-0- -0- -0-	-0- -0- -0-

We do not have any written employment agreements with any of our executive officers. Mr. Aaron, Mr. Joels and Mr. Koppel have been paid annual base salaries of $240,000, $176,000, and $92,000, respectively and we lease automobiles for Messrs. Aaron and Joels in amounts not to exceed $1,000 and $750 per month, respectively, and also pay their automobile operating expenses. Mr. Koppel is reimbursed $700 per month for automobile expenses excluding insurance. Messrs. Aaron, Joels and Koppel are reimbursed for other expenses incurred by them on our behalf in accordance with Company policies. In October 2002, Messrs. Aaron, Joels and Koppel were paid performance-related bonuses of $160,000, $112,000 and $28,000, respectively.

We do not have any annuity, retirement, pension or deferred compensation plan or other arrangements under which any executive officers are entitled to participate without similar participation by other employees. For the years ended September 30, 2005, and 2004, under our 401(k) plan there were no matching contributions by the Company.

Stock Options

The following tables set forth contain certain information concerning the grant of stock options and the number and value of securities underlying exercisable and unexercisable stock options as of and for the fiscal year ended September 30, 2005 by the executive officers listed in the Summary Compensation Table above.

Individual Grants
(a)	(b)	(c)	(d)	(e)
Name	Number of Securities Underlying Options/ SARs Granted (#)	% of Total Options/ SARS Granted to Employee(s) in Fiscal Year	Exercise on Base Price ($/sh)	Expiration Date
George Aaron	-0-	-0-	-0-	-0-
Jonathan Joels	-0-	-0-	-0-	-0-
Elliott Koppel	-0-	-0-	-0-	-0-

Fiscal Year End Option Value
Name	Number of Securities Underlying Unexercised Options at Sept. 30, 2005 Exercisable/Unexercisable	Value of Unexercised In-the- Money Options At Sept. 30, 2005 Exercisable ($)
George Aaron	20,000/0	$-0-
Jonathan Joels	20,000/0	$-0-
Elliott Koppel	20,000/0	$-0-
Due to the pending expiration of both the 1993 Employee Stock Option Plan and 1993 Non-Employee Stock Option Plan, in 2002 we adopted the 2002 Stock Option Plan (“2002 Plan”). As of December 28, 2005, the 2002 Plan was amended to increase to 700,000 shares from 75,000 shares the number of shares of common stock reserved for issuance pursuant to the exercise of options granted thereunder. Under the 2002 Plan, options may be awarded to both employees and directors. These options may be qualified or non-qualified pursuant to the regulations of the Internal Revenue Code.

In January 2006, we granted options to officers, directors, and employees under the 2002 Plan for an aggregate of 458,000 shares of common stock. Of these, 100,000 options each were granted to Messrs. Aaron and Joels, 25,000 to Mr. Koppel and 20,000 to each of Dr. Hymes and Dr. Triebwasser. All of these options were priced at $2.20 per share, vesting six months after the grant date as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next 42 months. All of these options expire 10 years after the date of grant and were granted at fair market value or higher at time of grant.

SECURITY OWNERSHIP

The following table sets forth, as of March 1, 2006, certain information regarding the beneficial ownership of our common stock by (i) each person who is known by us to own beneficially more than five percent of the outstanding common stock, (ii) each of our directors and executive officers, and (iii) all directors and executive officers as a group:

Name of Beneficial Owner*	Position with Company	Amount and Nature of Beneficial Ownership (1) of Common Stock	Amount of Nature and Beneficial Ownership (1) of Preferred Stock	Percentage of Securities ***
Austin W. Marxe and David M. Greenhouse 527 Madison Ave. New York, NY 10022	Holder of over five percent	2,961,342(2)	-	60.4%
General Electric Company Medical Services Division 3000 No. Grandview Blvd. Waukesha WI 53188	None	57,989(3)	27,000	1.7%
Shrikant Mehta Combine International 354 Indusco Court. Troy, Michigan 48083	Holder of over five percent	210,894	-	6.4%
George Aaron	Chairman of the Board; Chief Executive Officer; President	260,012(4)	-	7.8%
Jonathan Joels	Director; Chief Financial Officer; Vice President; Treasurer; Secretary	255,226(5)	-	7.6%
Elliott Koppel	VP Sales & Marketing	24,444(6)	-	**
Sol Triebwasser, Ph.D.	Director	5,495(7)	-	**
Jeffrey L. Hymes, M.D.	Director	2,500(8)	-	**
All executive officers and Directors as a group (5 persons)		547,677(9)	-	16.4%

_____________
*
Address of all holders except Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P. and Mr. Mehta is c/o Caprius Inc., One University Plaza, Suite 400, Hackensack, New Jersey 07601.

**	Less than one percent (1%)
***	Does not include the Series B Preferred Stock, as it is non-voting except on matters directly related to such series.

(1)
Includes voting and investment power, except where otherwise noted. The number of shares beneficially owned includes shares each beneficial owner and the group has the right to acquire within 60 days of March 1, 2006 pursuant to stock options, warrants and convertible securities.

(2)
Consists of (i) 1,034,482 shares, 581,703 shares underlying warrants presently exercisable and 604,830 shares underlying Series D Convertible Preferred Stock held by Special Situations Private Equity Fund, L.P., (ii) 317,037 shares, 178,307 shares underlying warrants presently exercisable and 185,480 shares underlying Series D Convertible Preferred Stock held by Special Situations Fund III, QP, L.P. and (iii) 27,790 shares, 15,593 shares underlying warrants presently exercisable and 16,120 shares underlying Series D Preferred Stock held by Special Situations Fund III, L.P. MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG. Through their control of MGP, AWM, and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(3)	Includes 57,989 shares underlying 27,000 shares of Series B Preferred Stock.

(4)
Includes (i) 353 shares in retirement accounts, (ii) 8,200 shares underlying warrants presently exercisable, (iii) 5 shares jointly owned with his wife and (iv) 20,000 shares underlying options presently exercisable and excludes 100,000 shares underlying options which are currently not exercisable

(5)
Includes (i) 48,000 shares as trustee for his children, (ii) 8,618 shares underlying warrants presently exercisable, (iii) 20,000 shares underlying options presently exercisable and (iv) 17,241 shares in a retirement account, and excludes 100,000 shares underlying options which are currently not exercisable.

(6)	Includes (i) 3,894 shares underlying warrants and (ii) 20,000 shares underlying options presently exercisable, and excludes 25,000 shares underlying options which are currently not exercisable.

(7)	Includes 5,425 shares underlying options presently exercisable, and excludes 20,000 shares underlying options which are currently not exercisable.

(8)	Includes 2,500 shares underlying options presently exercisable and excludes 21,250 shares underlying options which are currently not exercisable.

(9)	Includes (i) 20,712 shares underlying warrants and (ii) 67,925 shares underlying options presently exercisable, and excludes 266,250 shares underlying options which are currently not exercisable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the first two quarters of fiscal 2005, we were advanced the principal amount of $145,923 through short-term loans until additional equity funding was secured. The terms of the loans are identical to the terms of the $100,000 8% Senior Secured Convertible Promissory Note of February 2005. The lenders also received warrants to purchase 7,295 shares of the Company’s common stock exercisable at $5.60 per share for a period of five years.

The allocated fair value of the warrants associated with this advance is deemed to be immaterial. These short-term loans were provided by executive officers, Messrs. Aaron, Joels and Koppel who advanced $64,000, $62,357 and $19,566, respectively. As a condition of this financing the holders of the Notes exchanged 50% of the Company’s indebtedness for 728 shares of Series C Mandatory Convertible Preferred Stock and on February 15, 2005 were paid the balance of their notes inclusive of interest.

During the second quarter of fiscal 2004, we authorized a short-term bridge loan for an aggregate of $500,000 through the issuance of loan notes due on July 31, 2005. The funds were utilized primarily for working capital. These funds were provided by Mr. Aaron ($150,000), Mr. Joels ($150,000), Mr. Koppel ($65,000), Mr. Joels’ brother ($85,000) and others. The loan notes bore interest at a rate of 11% per annum and were secured by a first lien on the royalties due to Opus from Seradyn, in accordance with their Royalty Agreement. For every sixty dollars ($60.00) loaned, the lender received two warrants to purchase one share of our common stock, exercisable at $5.00 per share for a period of five years. The exercise price was in excess of the then market price. Pursuant to the preferred stock placement, these notes were exchanged for 5,000 shares of Series C Preferred Stock, and the security interest was released. Upon the Reverse Split, these shares of Series C Preferred Stock converted into 172,414 shares of our common stock.

We believe that each of the above referenced transactions was made on terms no less favorable to us than could have been obtained from an unaffiliated third party. Furthermore, any future transactions or loans between us and our officers, directors, principal stockholders or affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party, and will be approved by a majority of disinterested directors.

DESCRIPTION OF SECURITIES

Common Stock

We are authorized to issue 50,000,000 shares of common stock, $0.01 par value, of which 3,321,673 shares were issued and outstanding as of March 1, 2006.

The holders of common stock are entitled to one vote for each share held of record on all matters to be voted by stockholders. There is no cumulative voting with respect to the election of directors with the result that the holders of more than 50% of the shares of common stock and other voting shares voted for the election of directors can elect all of the directors.

The holders of shares of common stock are entitled to dividends when and as declared by the Board of Directors from funds legally available therefore, and, upon liquidation are entitled to share pro rata in any distribution to holders of common stock, subject to the right of holders of outstanding preferred stock. No dividends have ever been declared by the Board of Directors on the common stock. See “Dividend Policy.” Holders of our common stock have no preemptive rights. There are no conversion rights or redemption or sinking fund provisions with respect to our common stock. All of the outstanding shares of common stock are, and all shares sold hereunder will be, when issued upon payment therefore, duly authorized, validly issued, fully paid and non-assessable.

Preferred Stock

We are authorized to issue 1,000,000 shares of preferred stock, par value $.01 per share, of which 27,000 shares of Series B Preferred Stock and 241,933 shares of Series D Preferred Stock were outstanding at March 1, 2006. The Series B Preferred Stock ranks senior to any other shares of preferred stock which may be created and the common stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if we propose an amendment to our Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is convertible into 57,989 shares of our common stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the common stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of common stock. The Series B Preferred Stock is convertible for ten years from the date of purchase, August 18, 1997, and subject to mandatory conversion upon a change of control or the expiration of the ten-year period.

On February 16, 2006, we filed a Certificate of Designations authorizing the Series D Convertible Preferred Stock, consisting of 250,000 shares at a stated value of $12.40 per share. Pursuant to the 2006 preferred stock placement, we issued 241,933 shares of the Series D Preferred Stock, each share is convertible into ten shares of common stock, subject to customary anti-dilution provisions. These shares are subject to a mandatory conversion commencing after the effective date of a registration statement covering the underlying common stock if the average closing bid price of the common stock for 15 days in any 20 consecutive trading days (including the last five trading days) exceeds $2.68 per share and if the average daily trading volume during such period exceeds 30,000 shares (subject to adjustment). The holders of the Series D Preferred Stock are entitled to an annual cumulative dividend of $0.67 per share, payable semi-annually, commencing October 1, 2007. Neither we nor the holders of the Series D Preferred Stock have the right to cause the redemption thereof.

We may issue the remaining authorized preferred stock in one or more series having the rights, privileges, and limitations, including voting rights, conversion rights, liquidation preferences, dividend rights and redemption rights, as may, from time to time, be determined by the Board of Directors. Preferred stock may be issued in the future in connection with acquisitions, financings, or other matters, as the Board of Directors deems appropriate. In the event that we determine to issue any shares of preferred stock, a certificate of designation containing the rights, privileges and limitations of this series of preferred stock will be filed with the Secretary of State of the State of Delaware. The effect of this preferred stock designation power is that our Board of Directors alone, subject to Federal securities laws, applicable blue sky laws, and Delaware law, may be able to authorize the issuance of preferred stock which could have the effect of delaying, deferring, or preventing a change in control without further action by our stockholders, and may adversely affect the voting and other rights of the holders of our common stock.

Transfer Agent

American Stock Transfer and Trust Company, New York, New York, is the transfer agent for our common stock.

SELLING STOCKHOLDERS

The selling stockholders are comprised of: (i) the four investors in the Series D Preferred Stock placement, consisting of 2,419,330 shares underlying their Series D Preferred Stock and 671,645 shares underlying Series A and Series B Warrants that were part of the placement, (ii) eight designees of Laidlaw & Co. (UK) Ltd. (“Laidlaw”) for 59,702 shares underlying warrants issued in connection with our Series D Preferred Stock private placement and (iii) Carter Securities, LLC (“Carter”), for 119,403 shares underlying warrants issued as part of its placement fee in connection with our Series D Preferred Stock private placement and (iv) an additional 327,008 shares by reason of provisions in the Registration Rights Agreement pursuant to which all of the shares herein are being registered. None of the selling stockholders has held any position or office or had any material relationship with us or any of our predecessors or affiliates within three years of the date of this prospectus other than for Carter and Laidlaw having served as placement agents for us.

In accordance with the terms of the Registration Rights Agreement with the selling stockholders, the registration statement of which this prospectus is a part registers, in addition to shares beneficially owned by the selling stockholders, for sale hereunder an additional 10% of the shares of common stock initially issuable upon conversion of their Series D Preferred Stock and exercise of the warrants (or an additional 327,008 shares) in the event of any future adjustments in the number of shares that may be issuable thereunder. Because the conversion price of the Series D Preferred Stock and the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus. Except where otherwise indicated, the second numerical column to the table below assumes the sale of all of the shares covered by this prospectus.

The following table sets forth, as of March 1, 2006, information with regard to the beneficial ownership of our common stock by each of the selling stockholders. The term “Selling Stockholder” includes the stockholders listed below and their respective transferees, assignees, pledges, donees and other successors.

Because the selling stockholders may offer all, some or none of their common stock, no definitive estimate as to the number of shares thereof that will be held by the selling stockholders after such offering can be provided and the following table has been prepared on the assumption that all shares of common stock offered under this prospectus will be sold.

Name(1)	Shares Beneficially Owned Prior To Offering(1)	Percent Beneficially Owned Before Offering	Shares to be Offered	Amount Beneficially Owned After Offering(2)	Percent Beneficially Owned After Offering
Francis Anderson (3)	1,000	*	1,000	-	*
Bonanza Master Fund Ltd. (4)	2,060,664	38.29%	2,060,664	-	*
Bonanza Trust (5)	36,701	1.09%	7,451	29,250	*
Carter Securities, LLC (6)	119,403	3.47%	119,403	-	*
Dianthus Trust (7)	19,951	*	7,451	12,500	*
Harvey Kohn (8)	30,844	*	13,000	17,844	*
Lewis Mason (9)	8,400	*	8,400	-	*
Special Situations Fund III, L.P.(10)(11)	59,503	1.77%	20,597	38,906	1.16%
Special Situations Fund III QP, L.P. (10)(12)	680,824	18.47%	236,973	443,851	12.04%
Special Situations Private Equity Fund, L.P. (10)(13)	2,221,015	49.27%	772,741	1,448,274	32.13%
Mary Ellen Spedale (14)	2,250	*	1,000	1,250	*
Cary W. Sucoff (15)	25,172	*	13,000	12,172	*
Scott Sucoff (16)	8,400	*	8,400	-	*

* Less than one percent (1%).

1.
Unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Beneficial ownership includes shares of common stock underlying the Series D Preferred Stock, and warrants, regardless of when exercisable. Ownership is calculated based upon 3,321,673 shares outstanding as of March 1, 2006.

2.
Assumes the sale of all shares covered hereby. A portion of the shares to be beneficially owned after the offering herein, have been registered for sale in a separate Registration Statement on form SB-2 (No. 333-124096) previously filed by us.

3.
Consists of 1,000 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share. This does not include 2,000 shares underlying warrants beneficially owned by Mr. Anderson’s wife. Mr. Anderson disclaims any beneficial interest in such shares.

4.
Includes (i) 1,612,900 shares underlying Series D Preferred Stock and (ii) 447,764 shares issuable upon exercise of warrants at exercise prices ranging from $1.50 to $2.00. Bernay Box holds voting and/or dispositive power over the shares held by the selling stockholder. This selling stockholder may not convert its Series D Preferred Stock nor exercise its warrants to the extent such conversion or exercise would cause this selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock in excess of 4.99% of our then outstanding shares following such conversion and/or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the Series D Preferred Stock or exercise of warrants which have not been exercised. This selling stockholder has the right to increase its blocker percentage to between 5.0% and 9.99%, but it cannot waive its blocker.

5.
Consists of 7,451 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share. Jeff Zaluda holds voting and/or dispositive power over the shares held by the selling stockholder.

6.	Consists of 119,403 shares issuable upon exercise of warrants at exercise prices of $1.68 per share. John Lipman holds voting and/or dispositive power over the shares held by the selling stockholder.

7.
Consists of 7,451 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share. Deidre Henderson holds voting and/or dispositive power over the shares held by the selling stockholder.

8.
Consists of (i) 13,000 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share, and (ii) 17,844 shares held in a retirement account. This does not include 27,500 shares underlying warrants beneficially owned by Mr. Kohn’s wife. Mr. Kohn disclaims any beneficial interest in such shares.

9.
Consists of 8,400 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share. This does not include 9,000 shares underlying warrants beneficially owned by Mr. Mason’s wife. Mr. Mason disclaims any beneficial interest in such shares.

10.
MGP Advisors Limited (“MGP”) is the general partner of Special Situations Fund III, QP, L.P. and Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP. MG Advisers, L.L.C. (“MG”) is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG. Through their control of MGP, AWM and MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

11.	Includes (i) 16,120 shares underlying Series D Preferred Stock and (ii) 4,477 shares issuable upon exercise of warrants at exercise prices ranging from $1.50 to $2.00.

12.	Includes (i) 185,480 shares underlying Series D Preferred Stock and (ii) 51,493 shares issuable upon exercise of warrants at exercise prices ranging from $1.50 to $2.00.

13.	Includes (i) 604,830 shares underlying Series D Preferred Stock and (ii) 167,911 shares issuable upon exercise of warrants at exercise prices ranging from $1.50 to $2.00.

14.	Consists of 1,000 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share

15.
Includes (i) 13,000 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share and (ii) 12,172 shares held in a retirement account. This does not include 27,500 shares underlying warrants beneficially owned by Mr. Sucoff’s wife. Mr. Sucoff disclaims any beneficial interest in such shares.

16.
Consists of 8,400 shares issuable upon exercise of warrants (initially granted to Laidlaw as placement agent warrants) at an exercise price of $2.00 per share. This does not include 13,000 share underlying warrants beneficially owned by Mr. Sucoff’s wife. Mr. Sucoff disclaims any beneficial interest in such shares.

Carter was retained by us to act as the placement agent for the February 2006 Series D Preferred Stock placement. As part of its compensation in this placement, we granted warrants to Carter as set forth in the table above. Laidlaw was also issued warrants in connection with the February 2006 Series D Preferred Stock Placement. Laidlaw has transferred its warrants to certain designees consisting of employees, family members and employee related trusts. These warrants were issued to Carter and Laidlaw in the ordinary course of business and at the time of receiving such securities, neither Carter nor Laidlaw had any agreements or understandings, directly or indirectly, with any person to distribute them. These securities are subject to a 180-day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

Under the terms of the Registration Rights Agreements entered into as part of the Series D Preferred Stock placement, we were obligated to file this registration statement by April 3, 2006 and to cause it to become effective by June 19, 2006, subject to certain adjustments. In the event this registration statement is not filed by April 3, 2006 or not declared effective by June 19, 2006, we are obligated to make pro rata cash payments to each of the investors in the placement and each of the note holders, as liquidated damages, in an amount equal to 1.5% of the aggregate amount invested by such investor under the Purchase Agreement, until such time that the registration statement is filed or declared effective, as the case may be. Under the terms of the Registration Rights Agreements, we have agreed to keep the registration statement effective until all the shares from the preferred stock placement have been sold or such shares may be sold without the volume restrictions under Rule 144(k) of the Securities Act.

We are subject to various registration rights agreements with the other selling stockholders under which we have certain obligations to include their shares of common stock in this prospectus. We have separately filed a registration statement for the resale of shares of our common stock issued or issuable in connection with our February 2005 Series C Preferred Stock placement (No. 333-124096).

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices. The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchases;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Common Stock.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Notwithstanding anything contained herein to the contrary, the shares of common stock underlying warrants held by Carter and Laidlaw or their “associated persons” are subject to a 180 day lock-up agreement in accordance with the requirements of NASD Rule 2710(g)(1).

We were required to pay certain fees and expenses incurred by us incident to the registration of the shares. We agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Thelen Reid & Priest LLP, New York, New York passed upon the validity of the common stock being offered hereby .

EXPERTS

Included in the Prospectus constituting part of this Registration Statement are consolidated financial statements for fiscal 2005 and 2004, which have been audited by Marcum & Kliegman LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their respective report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firms as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the common stock offered hereby. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information regarding our common stock and our company, please review the registration statement, including exhibits, schedules and reports filed as a part thereof. Statements in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement, set forth the material terms of such contract or other document but are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference.

We are also subject to the informational requirements of the Exchange Act which requires us to file reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information along with the registration statement, including the exhibits and schedules thereto, may be inspected at public reference facilities of the SEC at Station Place, 450 Fifth Street, N.W., Washington D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the SEC at Judiciary Plaza, Station Place, 450 Fifth Street, N.W., Washington D.C. 20549 at prescribed rates. Because we file documents electronically with the SEC, you may also obtain this information by visiting the SEC’s Internet website at http://www.sec.gov.

CAPRIUS, INC. AND SUBSIDIARIES

I N D E X

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Caprius, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheet of Caprius, Inc. and Subsidiaries (the “Company”) as of September 30, 2005, and the related consolidated statements of operations, stockholders’ (deficiency) equity, and cash flows for the year then ended September 30, 2005 and 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Caprius, Inc. and Subsidiaries as of September 30, 2005, and the consolidated results of their operations and their cash flows for the year then ended September 30, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note A to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to this matter are also described in Note A. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Marcum & Kliegman LLP
New York, New York
November 18, 2005

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
September 30, 2005

ASSETS

Current Assets:
Cash and cash equivalents	$1,257,158
Accounts receivable, net of reserve for bad debts of $7,841	127,252
Inventories, net	668,616
Other current assets	29,758
Total current assets	2,082,784

Property and Equipment:
Office furniture and equipment	197,924
Equipment for lease	23,500
Leasehold improvements	19,536
240,960
Less: accumulated depreciation	168,944
Net property and equipment	72,016

Other Assets:
Goodwill	737,010
Intangible assets, net	263,917
Other	17,410
Total other assets	1,018,337
Total Assets	$3,173,137

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	$209,152
Accrued expenses	63,663
Accrued compensation	104,782
Total current liabilities	377,597

Commitments and Contingencies	-

Stockholders’ Equity :
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, convertible, 27,000 shares. Liquidation preference $2,700,000	2,700,000
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 3,322,798 shares and outstanding 3,321,673 shares	33,228
Additional paid-in capital	74,241,755
Accumulated deficit	(74,177,193)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	2,795,540
Total Liabilities and Stockholders’ Equity	$3,173,137

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
	Years Ended September 30,
	2005	2004

Revenues:
Product sales	$727,491	$766,119
Equipment rental income	13,305	69,342
Consulting and royalty fees	108,006	50,000
Total revenues	848,802	885,461

Operating Expenses:
Cost of product sales and equipment rental income	490,827	618,944
Research and development	325,486	283,697
Selling, general and administrative	2,730,071	3,020,212
Total operating expenses	3,546,384	3,922,853

Operating loss	(2,697,582)	(3,037,392)

Other Income	482,200	-
Interest expense, net	(323,026)	(212,571)
Loss from continuing operations	(2,538,408)	(3,249,963)

Loss from operations of discontinued Strax business segment	-	(105,806)

Net loss	(2,538,408)	(3,355,769)

Beneficial Conversion feature - Series C Mandatory Convertible Preferred Stock	(124,528)	-
Net loss attributable to common stockholders	$(2,662,936)	$(3,355,769)

Net loss per basic and diluted common share
Continuing operations	$(1.16)	$(3.18)
Discontinued operations	-	(0.10)
Net loss per basic and diluted common share	$(1.16)	$(3.28)

Weighted average number of common shares outstanding, basic and diluted	2,288,543	1,022,328

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ (DEFICIENCY) EQUITY

	Series B Convertible Preferred Stock		Series C Mandatory Convertible Preferred Stock		Common Stock				Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Number of Shares	Amount	Total Stockholders’ (Deficiency) Equity

Balance, September 30, 2003	27,000	$2,700,000	-	$-	1,023,453	$10,235	$67,775,714	$(68,283,016)	1,125	$(2,250)	$2,200,683

Fair Value of warrants issued in connection with bridge financing- related parties							27,400				27,400

Fair value of warrants issued in connection with secured convertible notes							28,500				28,500

Beneficial conversion feature in connection with secured convertible notes							200,000				200,000

Net loss								(3,355,769)			(3,355,769)

Balance, September 30, 2004	27,000	2,700,000	-	-	1,023,453	10,235	68,031,614	(71,638,785)	1,125	(2,250)	(899,186)

Issuance of Series C Mandatory Convertible Preferred Stock			45,000	4,500,000			(434,966)				4,065,034

Conversion of secured convertible notes and bridge financing into Series C Mandatory Convertible Preferred Stock			21,681	2,168,100							2,168,100

Conversion of Series C Preferred into common stock			(66,681)	(6,668,100)	2,299,345	22,993	6,645,107				-

Net loss								(2,538,408)			(2,538,408)

Balance, September 30, 2005	27,000	$2,700,000	-	$-	3,322,798	$33,228	$74,241,755	$(74,177,193)	1,125	$(2,250)	$2,795,540

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended September 30,
	2005	2004
Cash Flows from Operating Activities:
Net Loss	$(2,538,408)	$(3,355,769)
Adjustments to reconcile net loss to net cash used in operating activities:
Bad debt expense	-	77,381
Amortization of debt discount	165,220	73,617
Amortization of deferred financing cost	89,542	63,958
Depreciation and amortization	310,693	350,181
Write-off of other receivable	-	101,992
Interest on secured convertible notes	95,300
Changes in operating assets and liabilities:
Accounts receivable, net	(53,769)	6,177
Inventories	108,079	109,966
Other assets	(14,536)	(38,580)
Accounts payable and accrued expenses	(1,100,161)	(231,286)
Net cash used in operating activities	(2,938,040)	(2,842,363)

Cash Flows from Investing Activities:

Proceeds from sale of Strax business	66,000	268,629
Increase of security deposits	(4,080)
Acquisition of property and equipment	(32,139)	(48,502)
Net cash provided by investing activities	29,781	220,127

Cash Flows from Financing Activities:

Proceeds from issuance of notes payable - related party	-	500,000
Proceeds from issuance of secured convertible notes	-	1,500,000
Financing fees in connection with convertible notes		(125,000)
Proceeds from short term loan	100,000	-
Repayment from short term loan	(100,000)	-
Proceeds from short term loans - related party	145,923	-
Repayment of short term loans - related party	(73,123)	-
Net proceeds from issuance of Series C Mandatory Preferred Stock	4,065,034	-

Net cash provided by financing activities	4,137,834	1,875,000

Net increase (decrease) in cash and cash equivalents	1,229,575	(747,236)

Cash and cash equivalents, beginning of year	27,583	774,819

Cash and cash equivalents, end of year	$1,257,158	$27,583

Supplemental Disclosures of Cash Flow Information:

Cash paid for interest	$49,541	$25,697
Cash paid for income taxes	$192,672	$-

Non Cash Transactions:

Issuance of warrants attached with debt issuance	$-	$55,900
Beneficial conversion feature in connection with debt issuance	$-	$200,000
Transfer of net book value of certain equipment for leases to inventory	$66,177	$-
Conversion of secured convertible notes and interest into equity	$1,595,300	$-
Conversion of notes payable - related party into equity	$500,000	$-
Conversion of short-term loans payable - related party into equity	$72,800	$-

The accompanying notes are an integral part of these consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
Notes to the Consolidated Financial Statements

(NOTE A) - Business and Basis of Presentation

Caprius, Inc. and Subsidiaries (“Caprius” or the “Company”) was founded in 1983 and through June 1999 essentially operated in the business of medical imaging systems as well as healthcare imaging and rehabilitation services. On June 28, 1999, the Company acquired Opus Diagnostics Inc. (“Opus”) and began manufacturing and selling medical diagnostic assays constituting the Therapeutic Drug Monitoring (“TDM”) Business. After the close of the 2002 fiscal year, the Company made major changes in its business through the sale of the TDM Business and the purchase of a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste. Until the end of 2003 fiscal year, the Company continued to own and operate a comprehensive imaging center located in Lauderhill, Florida. On September 30, 2003, the Company completed the sale of the Strax Institute (“Strax”) to Eastern Medical Technologies. The sale consisted of the business of the Strax Institute comprehensive breast imaging center located in Lauderhill, Florida. During the fiscal year ended September 30, 2005, and September 30, 2004, the Company’s operations were in the infectious medical waste disposal business.

The Company has business operations located in Israel. Although the region is considered to be economically stable, it is always possible that unanticipated events in foreign countries could disrupt the Company’s operations.

During the fiscal year ended September 30, 2005, an agreement was reached between the Company and the 20% minority ownership of an MCM subsidiary which had been dormant since inception. The minority shareholders shall be repaid their initial investment, by the use of a credit towards the site installation expense of SteriMed units that they are purchasing for their dialysis centers. This subsidiary was dissolved on February 9, 2005.

This annual report gives retroactive effect to the Company’s 1 for 20 reverse common stock split of April 5, 2005.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses, which raises substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has available cash and cash equivalents of $1,257,158 at September 30, 2005. The Company intends to utilize these funds for working capital purposes to continue developing the business of MCM. Based upon the Company’s present business plan, management anticipates that the Company should have sufficient cash resources through March 31, 2006. In order to fund the cash requirements of the Company beyond such date, the Company continues to pursue efforts to identify additional funds through various funding options, including banking facilities and equity offerings. There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders.

(NOTE B) - Summary of Significant Accounting Policies

[1] Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly or majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

[2] Revenue Recognition

Revenues from the MCM medical waste business are recognized when SteriMed units are either sold or rented to customers. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either services provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

[3] Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

 [4] Accounts Receivable and Allowance for Doubtful Accounts:

The Company recognizes an allowance for doubtful accounts to ensure that accounts receivable are not overstated due to uncollectibility. Bad debt reserves are maintained for all customers based on a variety of factors, including the length of time the receivables are past due, significant one-time events and historical experience. An additional reserve for individual accounts is recorded when the Company becomes aware of a customer’s inability to meet its financial obligation, such as in the case of bankruptcy filings or deterioration in the customer’s operating results or financial position. If the circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

[5] Product Warranties

The estimated future warranty obligations related to the product sales are provided by charges to operations in the period in which the related revenue is recognized. The basic warranty covers parts and labor for one year, thereafter extended warranties are available. These charges were deemed to be immaterial in each of the years ended September 30, 2005 and 2004.

[6] Shipping and Handling Costs

The Company includes shipping and handling costs in the statement of operations as part of cost of sales. These costs were deemed immaterial for the years ended September 30, 2005 and 2004.

[7] Inventories

Inventories are accounted for at the lower of cost or market using the first-in, first-out (“FIFO”) method. The Company's policy is to reserve or write-off surplus or obsolete inventory. Inventory is comprised of materials, labor and manufacturing overhead costs.

[8] Equipment, Furniture and Leasehold Improvements

Equipment, furniture and leasehold improvements are recorded at cost. Depreciation and amortization are computed by the straight-line method over the estimated lives of the applicable assets, or term of the lease, if applicable. Expenditures for maintenance and repairs that do not improve or extend the life of the expected assets are expensed to operations, while expenditures for major upgrades to existing inventory are capitalized.

Asset Classification	Useful Lives
Office furniture and equipment	3-5 years
Leasehold improvements	Term of Lease
Equipment for lease	5 years

[9] Impairment of Long-Lived Assets

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company and its subsidiaries review the carrying values of their long-lived assets (other than goodwill) for possible impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair values less costs to sell.

[10] Goodwill and Other Intangibles

At September 30, 2005, goodwill results from the excess of cost over the fair value of net assets acquired related to the MCM business. SFAS No. 142 provides, among other things, that goodwill and intangible assets with indeterminate lives shall not be amortized. Goodwill shall be assigned to a reporting unit and annually tested for impairment. Intangible assets with determinate lives shall be amortized over their estimated useful lives, with the useful lives reassessed continuously, and shall be assessed for impairment under the provisions of SFAS No. 121,

“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of”. Goodwill is also assessed for impairment on an interim basis when events and circumstances warrant. The Company assesses whether an impairment loss should be recognized and measured by comparing the fair value of the “reporting unit” to the carrying value, including goodwill. If the carrying value exceeds fair value, then the Company will compare the implied fair value of the goodwill (as defined in SFAS No. 142) to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value, then the goodwill will be adjusted to the implied fair value.

[11] Net Loss Per Share

Net loss per share is computed in accordance with Statement of Financial Standards No. 128, “Earning Per Share” (“SFAS No. 128”). SFAS No. 128 requires the presentation of both basic and diluted earnings per share.

Basic net loss per common share was computed using the weighted average common shares outstanding during the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options, warrants and convertible securities. For the year ended September 30, 2005, potential common shares amount to 1,020,660 shares, as compared to 909,311 for the year ended September 30, 2004 and have not been included in the computation of diluted loss per share since the effect would be anti-dilutive.

[12] Income Taxes

The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets to the amount that is more likely than not to be realized.

[13] Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[14] Fair Value of Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses are reasonable estimates of their fair values because of the short-term nature of those instruments.

[15] Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

[16] Foreign Currency

The Company follows the provisions of SFAS No. 52, “Foreign Currency Translation.” The functional currency of the Company’s foreign subsidiary is the U.S. dollar. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates, except for certain assets, which are measured at historical rates. Foreign currency income and expense are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in operations in the period in which they occur. Exchange gains and losses included in the accompanying consolidated statements of operations are deemed immaterial for the years ended September 30, 2005 and 2004.

[17] Research and Development Costs

All research and development costs are charged to operations as incurred. Research and development expenditures were approximately $325,000 and $284,000 for fiscal 2005 and 2004, respectively.

[18] Recent Accounting Pronouncements

In September 2005, the Financial Accounting Standards Board (“FASB”) ratified the Emerging Issues Task Force’s (“EITF”) Issue No. 05-7. “Accounting for Modifications to Conversion Options Embedded in Debt Instruments and Related Issues”, which addresses whether a modification to a conversion option that changes its fair value affects the recognition of interest expense for the associated debt instrument after the modification, and whether a borrower should recognize a beneficial conversion feature, not a debt extinguishments, if a debt modification increases the intrinsic value of the debt. In September 2005, the FASB ratified the following consensus reached in EITF Issue 05-08 (“Income Tax Consequences of Issuing Convertible Debt with a Beneficial Conversion Feature”): a) the issuance of convertible debt with a beneficial conversion feature results in a basis difference in applying FASB Statement of Financial Accounting Standards SFAS No. 109, Accounting for Income Taxes. Recognition of such a feature effectively creates a debt instrument and a separate equity instrument for book purposes, whereas the convertible debt is treated entirely as a debt instrument for income tax purposes; b) the resulting basis difference should be deemed a temporary difference because it will result in a taxable amount when the recorded amount of the liability is recovered or settled; and c) recognition of deferred taxes for the temporary difference should be reported as an adjustment to additional paid-in capital. These issues are effective in the first interim or annual reporting period commencing after December 15, 2005, with early application permitted. The effect of applying the consensus should be accounted for retroactively to all debt instruments containing a beneficial conversion feature that are subject to EITF Issue 00-27, “Application of Issue No. 98-5 to Certain Convertible Debt Instruments” (and thus is applicable to debt instruments converted or extinguished in prior periods but which are still presented in the financial statements). Management does not believe these pronouncements will have a material impact on the Company’s consolidated financial statements.

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Correction.” This Statement replaces APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principal. The statements apply to all voluntary changes in accounting principle. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. When a pronouncement includes specific transition provisions, those provisions should be followed. This statement is effective for accounting changes and corrections of errors made in the fiscal years beginning after December 15, 2005. Management does not believe this pronouncement will have a material impact on the Company’s consolidated financial statements.

In December 2004, FASB issued its final standard on accounting for share-based payments (“SBP”), FASB Statement No. 123 (R) (revised 2004) “Share-Based Payment.” This statement requires companies to expense the value of employee stock options and similar awards. Under FASB Statement No. 123 (R), SBP awards result in a cost that will be measured at fair value of the awards’ grant date, based on the estimated number of awards that are expected to vest. Compensation cost for awards that vest would not be reversed if the awards expire without being exercised. Public entities that are small business issuers will be required to apply Statement No. 123 (R) as of the first annual reporting period that begins after December 15, 2005. Although the adoption of FASB No. 123 (R) will have no adverse impact on the Company’s balance sheet or total cash flows, it will affect the Company’s net income and earning per share. The actual effects of adopting FASB No. 123 (R) will depend on numerous factors, including the amount of share-based payments granted in the future, the Company’s future stock price volatility, estimated forfeiture rates and employee stock option exercise behavior.

In November 2004, the FASB issued SFAS No. 151 “Inventory Costs, an amendment of ARB No. 43, Chapter 4.” The amendments made by Statement 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS 151 will have a significant impact on the Company’s overall results of operations or financial position.

In October 2004, the FASB ratified the consensus reached in EITF Issue No. 04-8, “The Effect of Contingently Convertible Instruments on Diluted Earnings Per Share.” The EITF reached a consensus that contingently convertible instruments, such as contingently convertible debt, contingently convertible preferred stock, and other such securities should be included in diluted earnings per share (if dilutive) regardless of whether the market trigger price has been met. The consensus became effective for reporting periods ending after December 15, 2004. The adoption of this statement did not have a significant impact on the Company’s consolidated financial statements.

[19] Stock-Based Compensation

The Company accounts for stock-based compensation under the intrinsic value method in accordance with the provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations.

FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation - Transition and Disclosure.” SFAS No. 148, which amends SFAS No. 123, requires the measurement of the fair value of stock options or warrants to be included in the statement of operations or disclosed in the notes to financial statements. The Company records its stock-based compensation under the Accounting Principles Board (APB) No. 25 and elected the disclosure-only alternative under SFAS No. 148. The Company has computed the pro forma disclosures under SFAS No. 148 for options and warrants granted using the Black-Scholes option pricing model for the years ended September 30, 2005 and 2004. The assumptions used during the years ended September 30, 2005 and 2004 were as follows:

	September 30,
	2005	2004
Risk free interest rate	4.00- 5.00%	4.00 -5.00%
Expected dividend yield	--	--
Expected lives	10 years	10 years
Expected volatility	29- 80%	29 - 80%
Weighted average value of grants per share	$3.32	$1.80
Weighted average remaining contractual life of options outstanding (years)	6.35	7.3

The pro forma effect of applying FAS No. 148 is as follows:

	For the years ended
	September 30,
	2005	2004
Net loss attributable to common stockholders as reported	$(2,662,936)	$(3,355,769)
Add: Stock based employee compensation expense, included in reported loss.	--	--
Less: Stock-based employee compensation as determined under fair value based method for all awards.	(2,991)	(56,371)
Pro forma net loss	$(2,665,927)	$(3,412,140)

Net Loss per share:
Basic and diluted loss attributable to common stockholders - as reported	$(1.16)	$(3.28)
Basic and diluted loss attributable to common stockholders - pro forma	$(1.17)	$(3.33)

[20] Concentration of Credit Risk and Significant Customers

Statement of Financial Accounting Standards No. 105, “Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk,” requires disclosure of any significant off-balance-sheet and credit risk concentrations. Although collateral is not required, the Company periodically reviews its accounts receivable and provides estimated reserves for potential credit losses.

Financial instruments which potentially expose the Company to concentration of credit risk are mainly comprised of trade accounts receivable. Management believes its credit policies are prudent and reflect normal industry terms and business risk. The Company does not anticipate non-performance by the counter parties and, accordingly, does not require collateral. The Company maintains reserves for potential credit losses and historically such losses, in the aggregate, have not exceeded management’s expectations. The Company purchases a substantial amount of its inventory products from one principal supplier. If in the future the supplier were to cease to supply these inventory products, management believes there are alternative vendors available to meet its needs. For the year ended September 30, 2005, three customers accounted for $231,000, $108,000 and $91,000 of the consolidated total revenue, which represented approximately 51% of the total revenue. For the year ended September 30, 2004, two customers, other than those in Fiscal 2005, accounted for approximately 72% of the consolidated total revenue.

The Company maintains cash deposits with financial institutions, which from time to time may exceed Federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash. At September 30, 2005, the Company has cash balances on deposit in two accounts with a financial institution in excess of the Federally insured limits by a combined total of $437,235.

[21] Intangible Assets

Intangible assets consist of technology, customer relationships and permits, and are amortized on a straight-line basis over their estimated useful lives of three to five years. The carrying value of intangible assets will be reviewed annually by the Company to ensure that impairments are recognized when the future operating cash flows expected to be derived from such intangible assets are less than carrying value. Total amortization expense related to the other intangible assets was approximately $281,000 for each of the years ended September 30, 2005 and 2004. Intangible assets are summarized as follows:

		Accumulated	Sept 30,2005
Asset Type	Cost	Amortization	Net Book Value
Technology	$550,000	$504,166	$45,834
Permits	290,000	161,917	128,083
Customer Relationships	200,000	110,000	90,000
	$1,040,000	$776,084	$263,917

Expected amortization over the next three years is as follows:

Fiscal Period	Amortization
2006	$143,834
2007	98,000
2008	22,083
$263,917

(NOTE C) -Inventories

Inventories consist of the following, net of reserve of approximately $12,000 as of September 30, 2005:

Raw materials	$314,850
Finished goods	353,766
$668,616

(NOTE D) - Notes Payable

On February 2, 2005, the Company raised $100,000 through the issuance of 8% Senior Secured Convertible Promissory Notes, repayable, together with interest to April 3, 2005, subject to prepayment in the event of an equity financing in excess of $2 million, or conversion by the investors into shares of the Company’s common stock at a conversion price of $3.00 per share. The lenders also received warrants to purchase 5,000 shares of the Company’s common stock exercisable at $5.60 per share for a period of five years. The allocated fair value of these warrants are deemed to be immaterial. On February 17, 2005, the Company repaid this loan together with interest.

During the third quarter of fiscal 2004, the Company raised an aggregate of $1.5 million through the issuance of 8% Senior Secured Convertible Promissory Notes (the “Notes”), prior to underwriting fees and expenses. The Company granted a security interest in substantially all of the assets of the Company. The Notes were to mature in one year and convert into shares of common stock at the election of the investor at any time using a conversion price of $4.00 per share, subject to reduction if certain conditions were not met as of September 30, 2004. The conditions were not met and the conversion price was reduced to $3.00 per share. The beneficial conversion feature of the Notes amounted to $200,000 and as such, the amount was recorded as a debt discount and a corresponding increase to paid-in capital. This amount was being amortized over the life of the loan (which was accelerated to February 15, 2005). Amortization for the year ended September 30, 2005 amounted to $150,000, and such amount is included in interest expense, net in the statement of operations. The financing was arranged through Sands Brothers International Ltd. (“Sands”) which has been retained by the Company to act as selected dealer for the sale and issuance of the Notes. Based upon the funds raised, Sands received a six percent fee and an expense allowance of one percent of the gross proceeds and the warrants were valued at $28,500 using the Black Scholes Model to purchase 71,250 shares of the Company’s common stock at an exercise price of $5.60 per share for a period of five years. The total fees for the offering were $125,000. The debt issuance costs were being amortized over the term of the loan (which was accelerated to February 15, 2005). Amortization for the year ended September 30, 2005 amounted to $89,542, and such amount is included in interest expense, net in the statement of operations. On February 15, 2005, the Company closed on a $4.5 million preferred stock equity financing (see Note E). As a condition of this financing, the holders of the Notes amended and converted their Notes together with accrued interest, into an aggregate of 15,953 shares of Series C Mandatory Convertible Preferred Stock and the security interest was terminated.

Notes Payable - Related Party

During the first two quarters of fiscal 2005, the Company was advanced the principal amount of $145,923 through short term loans until additional equity funding was secured. The terms of the loans are identical to the terms of the $100,000 8% Senior Secured Convertible Promissory Note outlined above. The lenders also received warrants to purchase 7,295 shares of the Company’s common stock exercisable at $5.60 per share for a period of five years. The allocated fair value of the warrants associated with this advance is deemed to be immaterial. These short-term loans were provided by executive officers, Messrs. Aaron, Joels and Koppel who advanced $64,000, $62,357 and $19,566, respectively. As a condition of this financing, the holders of the Notes exchanged 50% of the Company’s indebtedness for 728 shares of Series C Mandatory Convertible Preferred Stock and on February 15, 2005, were paid the balance of their notes inclusive of interest.

During the second quarter of fiscal 2004, the Company authorized a short-term bridge loan for an aggregate of $500,000 through the issuance of loan notes due on July 31, 2005. The funds were utilized primarily for general working capital. The majority of the funds were provided by management of the Company. The loan notes bear interest at a rate of 11% per annum and were secured by a first lien on any royalties received by Opus Diagnostics Inc. from Seradyn, Inc. in accordance with their Royalty Agreement. For every sixty dollars ($60.00)loaned, the lender received two warrants to purchase one share of Common Stock, exercisable at $5.00 per share for a period of five years. The warrants were valued at $27,400 using the Black Scholes Model and such amount was recorded as a debt discount and a corresponding increase to paid-in capital. The discount was being amortized over the life of the loan (which was accelerated to February 15, 2005). For the year ended September 30, 2005, the Company recorded an additional interest expense related to this discount of approximately $15,200, and that amount is included in interest expense, net in the statement of operations. On February 15, 2005, the Company closed on a $4.5 million preferred stock equity financing (see Note E). As a condition of this financing, the holders of the Notes converted their notes into an aggregate of 5,000 shares of Series C Mandatory Convertible Preferred Stock and the security interest was terminated.

(NOTE E) - Equity Financing

On February 15, 2005, the Company closed on a $4.5 million preferred stock equity financing transaction before financing fees and expenses of approximately $435,000. As part of this financing transaction, the Company issued 45,000 shares of Series C Mandatory Convertible Preferred Stock (“Series C Stock”) at a stated value of $100 per share. The Company also issued Series A Warrants to purchase an aggregate of 465,517 shares of common stock at an exercise price of $5.60 per share for a period of five years. In addition, the Company issued Series B Warrants to purchase an aggregate of 155,172 shares of common stock at an exercise price of $2.90 per share for a period of five years exercisable after nine months, subject to a termination condition as defined in the warrant agreement. The conversion of the Series C Stock was subject to the effectiveness of a 1:20 reverse split of the Company’s common stock. The Company determined that the preferred stock was issued with an effective beneficial conversion feature of approximately $125,000 based upon the relative fair values of the preferred stock and warrants. The Company calculated the fair value of the warrants using the Black Scholes valuation method. Upon conversion of the Series C stock to common shares on April 5, 2005 the Company recorded a deemed preferred stock dividend of approximately $125,000, which represents the beneficial conversion feature of the Series C Stock (see Note F).

Simultaneously, the Company converted the short-term secured debt outstanding in the aggregate of approximately $2.1 million inclusive of interest, together with $72,962 of unsecured indebtedness, into 21,681 shares of Series C Stock. As part of the condition for raising the equity financing, holders of a majority of the outstanding shares irrevocably undertook to effect a 1:20 reverse stock split of any outstanding shares of common stock (the “Reverse Split”). Upon the effectiveness of the Reverse Split (the “Mandatory Conversion Date”), the new equity investors and the debt holders who converted their debt agreed to automatically convert their Series C Stock into common shares at a conversion price of $2.90 per share and/or 2,299,345 shares of the Company’s common stock (post reverse split), subject to adjustment in certain circumstances (see Note F). The Company also agreed to increase the number of independent directors by one additional director.

(NOTE F) - Reverse Split

On April 5, 2005, the Company effected the Reverse Split. On such date, the 66,681 outstanding shares of Series C Stock automatically converted into 2,299,345 shares of the Company’s common stock. As a result of the Reverse Split, the Company has outstanding 3,321,673 shares of common stock. The reverse split did not change the number of authorized shares of common and preferred stock. All share and per share information in the accompanying financial statements have been restated to reflect the 1 for 20 reverse stock split.

(NOTE G) - Employee Benefits

The Company sponsors a Qualified Retirement Plan under section 401(k) of the Internal Revenue Code. Caprius employees become eligible for participation after completing 3 months of service and attaining the age of twenty-one. For the years ended September 30, 2005 and 2004, the Company has not adopted a matching option to the plan.

(NOTE H) - Income Taxes

At September 30, 2005, the Company had a deferred tax asset totaling approximately $13,670,000, due primarily to net operating loss carryovers in the United States. A valuation allowance was recorded in 2005 for the full amount of this asset due to uncertainty as to the realization of the benefit. The change in the valuation allowance in 2005 increased by approximately $570,000.

The Company does not file its tax return on a consolidated basis; United States tax rules prohibit the consolidation of its foreign subsidiary. The Company’s Israeli subsidiary had carried forward net operating losses for tax purposes in the amount of approximately $7,400,000. The Company recorded a full valuation allowance for these carryforward losses.

At September 30, 2005, the Company had available net operating loss carryforwards for United States tax purposes, expiring through 2024 of approximately $40.0 million. The Internal Revenue Code contains provisions which will limit the net operating loss carry forward available for further use if significant changes in ownership interest of the Company occur. Due to the significance of the Company’s historical losses, it has not undertaken an evaluation to determine whether the Company has triggered any limitations on the use of the net operating loss carryforwards.

As a result of the Company’s significant operating loss carryforwards and the corresponding valuation allowance, no income tax benefit has been recorded at September 30, 2005 and 2004. The provision for income taxes using the statutory Federal tax rate as compared to the Company’s effective tax rate is summarized as follows:

	September 30,
	2005	2004
Tax benefit at statutory rate	(34.0%)	(34.0%)
Adjustments for change in valuation allowance	34.0%	34.0%
	-	-

(NOTE I) - Commitments and Contingencies

[1] Operating leases

The Company leases facilities under non-cancelable operating leases expiring at various dates through fiscal 2006. Facility leases require the Company to pay certain insurance, maintenance and real estate taxes. Lease expense for all facility leases totaled approximately $126,175 and $122,843 for the years ended September 30, 2005 and 2004, respectively, and was recorded as part of selling, general and administrative expenses within the statement of operations.

Future minimum rental commitments under operating leases are as follows:

Fiscal Year	Amount
2006	$ 43,100

On April 18, 2005, the Company entered into an agreement, commencing May 1, 2005 for certain services related to investor relations and financial media program for a one-year period. The agreement is renewable unless terminated by either party. According to the agreement, the Company agreed to pay fees of $96,000 per annum in equal monthly installments of $8,000. Investor relations and financial media expense totaled approximately $45,000 and $13,000 for the years ended September 30, 2005 and 2004, respectively, and were recorded as part of selling, general and administrative expenses within the statement of operations.

[2] Legal proceedings

In June 2002, Jack Nelson, a former Caprius executive officer and director, commenced two legal proceedings against the Company, and George Aaron and Jonathan Joels, executive officers, directors and principal stockholders. The two complaints alleged that the individual defendants made misrepresentations to the plaintiff upon their acquisition of a controlling interest in the Company in 1999 and thereafter made other alleged misrepresentations and engaged in mismanagement and other misconduct and took other actions as to the plaintiff to the supposed detriment of the plaintiff and Caprius. One action was brought in Superior Court of New Jersey, Bergen County (“State Court Action”), and the other was brought as a derivative action in Federal District Court in New Jersey (“Federal Derivative Action”). In September 2003, the Company resolved the State Court Action by making an Offer of Judgment which was accepted by the plaintiff. Under the terms of the Offer of Judgment, which was made without any admission or finding of liability on part of the defendants, the Company paid $125,000 to the plaintiff and the action was discontinued.

On May 3, 2004, the Court in the Federal Derivative Action granted the motion made by the Company and Messrs. Aaron and Joels for judgment on the pleadings based upon the pre-suit demand requirement and dismissed the plaintiff’s complaint without prejudice, but denied defendants’ motion for judgment on the pleadings based upon the Private Securities Litigation Reform Act. The Court also granted the plaintiff’s cross-motion to file an amended complaint to add allegations of insider trading.

In September 2002, the Company was served with a complaint naming the Company and its principal officers and directors in the Federal District Court of New Jersey as a purported class action (the “Class Action”). The allegations in the complaint cover the period between February 14, 2000 and June 20, 2002. The initial plaintiff is a relative of the wife of the plaintiff in the State Court Action and Federal Derivative Action. The allegations in the purported Class Action were substantially similar to those in the other two Actions. The complaint sought an unspecified amount of monetary damages, as well as the removal of the defendant officers as shareholders.

On May 3, 2004, in a decision separate from the decision in the Federal Derivative Action, the Court granted the defendants’ motion and dismissed the Class Action. The Federal securities claims asserted by the plaintiffs were dismissed with prejudice, and having dismissed all Federal law claims, the Court declined to exercise jurisdiction over the remaining state law claims and dismissed those claims without prejudice. On May 14, 2004, the plaintiffs filed a motion for reconsideration, which defendants opposed and subsequently this motion for reargument was denied. The plaintiff did not file a notice of appeal during the statutory time period.

In July 2005, the Company entered into a Settlement Agreement and Policies Release with the carrier of the Company’s Directors and Company Reimbursement Policies and received a payment of $350,000 under such Policies as a settlement of the Company’s claim for expenses incurred in the litigations described above. The settlement fee received in July 2005 from the insurance company has been recorded as part of other income in the statement of operations. At that time, the independent directors determined that the Company will not seek contribution from Messrs. Aaron and Joels for any portion of our net costs in defending those litigations. The Company did not advance any amounts to such individuals in connection with the litigations.

(NOTE J) - Capital Transactions

[1] Preferred Stock - Class B

On August 18, 1997, the Company entered into various agreements with General Electric Company (“GE”) including an agreement whereby GE purchased 27,000 shares of newly issued Series B Convertible Redeemable Preferred Stock (the “Series B Preferred Stock”) for $2,700,000.

The Series B Preferred Stock consists of 27,000 shares, ranks senior to any other shares of preferred stock which may be created and the Common Stock. It has a liquidation value of $100.00 per share, plus accrued and unpaid dividends, is non-voting except if the Company proposes an amendment to its Certificate of Incorporation which would adversely affect the rights of the holders of the Series B Preferred Stock, and is convertible into 57,989 shares of Common Stock, subject to customary anti-dilution provisions. No fixed dividends are payable on the Series B Preferred Stock, except that if a dividend is paid on the Common Stock, dividends are paid on the shares of Series B Preferred Stock as if they were converted into shares of Common Stock.

[2] Stock options

During 2002, the Company adopted a stock option plan for both employees and non-employee directors. The employee and non-employee Directors stock option plan provides for the granting of options to purchase not more than 75,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any options will be determined by the option committee. The plan expires May 15, 2012. During October 2002, the Company granted a total of 48,050 options to officers, directors, and employees under the 2002 plan. During May 2004, 3,750 options priced at $4.00 were granted to a director of the Company.  These options vested one third on the grant date with the balance vesting over a two-year period in equal installments. All of these options expire ten years after the date of grant and were granted at fair market value or higher at the time of grant. All options are exercisable at $3.00 per share vesting one third immediately and the balance equally over a two year period. As of September 30, 2005, there were 51,800 options outstanding under the 2002 plan, exercisable at prices from $3.00 to $4.00 per share.

During 1993, the Company adopted a employee stock option plan and a stock option plan for non-employee directors. The employee stock option plan provides for the granting of options to purchase not more than 50,000 shares of common stock. The options issued under the plan may be incentive or nonqualified options. The exercise price for any incentive options cannot be less than the fair market value of the stock on the date of the grant, while the exercise price for nonqualified options will be determined by the option committee. The Directors’ stock option plan provides for the granting of options to purchase not more than 10,000 shares of common stock. In accordance with the Plan, the exercise price for shares granted under the Directors’ plan cannot be less than the fair market value of the stock on the date of the grant.

Stock option transactions under the 2002 plan are as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance, September 30, 2003	48,050	$3.00	$3.00

Granted in 2004	3,750	$4.00	$4.00

Balance, September 30, 2004	51,800	$3.00 - $4.00	$3.07

Granted in 2005	0	-	-
Balance, September 30, 2005	51,800	$3.00 - $4.00	$3.07

Stock option transactions not covered under the years 2002 and 1993 option plans in the fiscal year 2004 and 2005 are as follows:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance, September 30, 2003	102,628	$2.00-$402.00	$10.40

Cancelled in 2004	(50,064)	$15.00-316.00	$18.00

Balance, September 30, 2004	52,654	$2.00-$402.00	$3.40

Cancelled in 2005	(64)	$402.00	$402.00

Balance, September 30, 2005	52,500	$2.00 - $3.00	$2.95

Stock option transactions under the 1993 plan:

	Number of Shares	Option Price Per Share	Weighted Average Exercise Price Per Share

Balance, September 30, 2003	36,475	$3.00 -$100.00	$4.80

Cancelled in 2004	(125)	$58.60 -$100.00	$83.40

Balance, September 30, 2004	36,350	$3.00 -$100.00	$4.60

Cancelled in 2005	(1,375)	$3.00 -$100.00	$10.32

Balance, September 30, 2005	34,975	$3.00 -$100.00	$4.27

The following table summarizes information about stock options outstanding at September 30, 2005:

	Outstanding Options
		Weighted-
	Number	Average	Weighted-
Range of	Outstanding at	Remaining	Average
Exercise	September 30,	Contractual	Exercise
Prices	2005	Life (years)	Price

$2.00 - $5.00	138,800	6.37	3.12
58.60	400.85		58.60
100.00	75.70		100.00

$2.00 - $100.00	139,275	6.35	3.32

	Exercisable Options
		Weighted-
	Number	Average	Weighted-
Range of	Outstanding at	Remaining	Average
Exercise	September 30,	Contractual	Exercise
Prices	2005	Life (years)	Price

$2.00 - $5.00	137,550	6.35	3.11
58.60	400.85		58.60
100.00	75.70		100.00

$2.00 - $100.00	138,025	6.33	3.32

Total stock options vested and exercisable at September 30, 2005	Number of Shares	Range of Exercise Price Per Share	Weighted Average Exercise Price Per Share

Plan shares	85,525	$3.00-$100.00	$3.54
Non-plan shares	52,500	$2.00- $3.00	$2.95
	138,025	$2.00-$100.00	$3.32

(NOTE K) - Acquisition of majority interest in MCM Environmental Technologies, Inc.

In December 2002, the Company closed the acquisition of its initial investment of 57.53% of the capital stock of MCM Environmental Technologies Inc (“MCM”) for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, the Company designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, President and CEO, and Jonathan Joels, CFO, filling two seats. Additionally, as part of the transaction, certain debt of MCM to its existing stockholders and to certain third-parties was converted to equity in MCM or restructured. As part of the Stockholders Agreement dated December 17, 2002, there were certain provisions relating to performance adjustments for the twenty-four month period post closing. As a consequence, the Company’s ownership interest increased by 5% in the fiscal year 2004 and by an additional 5% in the fiscal year 2005. Furthermore, the Company’s equity ownership increased with the conversion of various loans made to MCM and cash calls made by MCM during fiscal 2005. As of September 30, 2005, the Company’s interest in MCM increased to 96.66%.

(NOTE L) - Sale of Strax

Effective September 30, 2003, the Company sold its comprehensive breast imaging business, to Eastern Medical Technologies, Inc., a Delaware corporation (“EMT”), pursuant to a Stock Purchase Agreement dated September 30, 2003 (the “Purchase Agreement”) among the Company, EMT and the other parties thereto. The purchase price was $412,000. In addition, the Company was required to provide certain specified transitional services for up to 180 days pursuant to a Management Services Agreement. During the first quarter of fiscal year 2005, the parties agreed to settle the net outstanding balance in a lump sum payment of $66,000 which was paid in two equal installments in December 2004 and January 2005. The sale of the Strax business has been reflected as discontinued operations in the accompanying consolidated financial statements.

(NOTE M) -Geographic Information

The Company does not have reportable operating Segments as defined in the Statements of Financial Accounting No.131 “Disclosures about Segments of an Enterprise and related information”. The method for attributing revenues to individual customers is based as to the destination to which finished goods are shipped.

The Company operates facilities in the United States of America and Israel. The following is a summary of information by area for the years ended September 30, 2005 and 2004.

For the years ended September 30,	2005	2004
Net Revenues:
Israel	$398,215	$766,119
United States	450,587	119,342
Revenues as reported in the accompanying financial statements	$848,802	$885,461

Loss from continuing operations:
Israel	$(322,161)	$(414,890)
United States	(2,216,247)	(2,835,073)
Loss from continuing operations as reported in the accompanying financial statements	$(2,538,408)	$(3,249,963)

September 30, 2005
Identifiable Assets:
Israel	$ 471,865
United States	2,701,272
Total Assets as reported in the accompanying financial statements	$3,173,137

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
December 31, 2005
(Unaudited)

ASSETS

Current Assets:
Cash and cash equivalents	$620,934
Accounts receivable, net of reserve for bad debts of $11,410	163,320
Inventories, net	699,285
Other current assets	7,440
Total current assets	1,490,979

Property and Equipment:
Office furniture and equipment	199,494
Equipment for lease	23,500
Leasehold improvements	20,970
243,964
Less: accumulated depreciation	176,191
Net property and equipment	67,773

Other Assets:
Goodwill	737,010
Intangible assets, net	193,583
Other	17,410
Total other assets	948,003
Total Assets	$2,506,755

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities:

Accounts payable	$216,612
Accrued expenses	61,774
Accrued compensation	126,267
Total current liabilities	404,653

Commitments and Contingencies	-

Stockholders’ Equity :
Preferred stock, $.01 par value
Authorized - 1,000,000 shares
Issued and outstanding - Series A, none; Series B, convertible, 27,000 shares. Liquidation preference $2,700,000	2,700,000
Common stock, $.01 par value
Authorized - 50,000,000 shares, issued 3,322,798 shares and outstanding 3,321,673 shares	33,228
Additional paid-in capital	74,241,755
Accumulated deficit	(74,870,631)
Treasury stock (1,125 common shares, at cost)	(2,250)
Total stockholders’ equity	2,102,102
Total Liabilities and Stockholders’ Equity	$2,506,755

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the three months ended,
	December 31, 2005	December 31, 2004

Revenues:
Product sales	$217,282	$236,908
Equipment rental income	-	5,326
Consulting and royalty fees	23,606	20,425
Total revenues	240,888	262,659

Operating Expenses:
Cost of product sales and equipment rental income	168,662	161,794
Research and development	81,839	76,580
Selling, general and administrative	687,554	672,278
Total operating expenses	938,055	910,652

Operating loss	(697,167)	(647,993)

Interest income (expense), net	3,729	(149,079)
Net loss	$(693,438)	$(797,072)

Net loss per basic and diluted common share	$(0.21)	$(0.78)

Weighted average number of common shares outstanding, basic and diluted
	3,321,673	1,022,328

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Series B Convertible Preferred Stock		Common Stock				Treasury Stock
	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Number of Shares	Amount	Total Stockholders’ Equity

Balance, September 30, 2005	27,000	$2,700,000	3,322,798	$33,228	$74,241,755	$(74,177,193)	1,125	$(2,250)	$2,795,540

Net Loss						(693,438)			(693,438)

Balance, December 31, 2005	27,000	$2,700,000	3,322,798	$33,228	$74,241,755	$(74,870,631)	1,125	$(2,250)	$2,102,102

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended December 31,
	2005	2004

Cash Flows from Operating Activities:
Net Loss	$(693,438)	$(797,072)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	-	54,567
Amortization of deferred financing cost	-	38,375
Depreciation and amortization	77,581	81,422
Changes in operating assets and liabilities:
Accounts receivable, net	(36,068)	15,654
Inventories	(30,669)	22,011
Other assets	22,318	8,999
Accounts payable and accrued expenses	27,056	397,250
Net cash used in operating activities	(633,220)	(178,794)

Cash Flows from Investing Activities:

Proceeds from sale of Strax business	-	33,000
Acquisition of property and equipment	(3,004)	(1,436)
Net cash (used in) provided by investing activities	(3,004)	31,564

Cash Flows from Financing Activities:

Proceeds from short term loans - related party	-	138,793

Net cash provided by financing activities	-	138,793

Net decrease in cash and cash equivalents	(636,224)	(8,437)

Cash and cash equivalents, beginning of period	1,257,158	27,583

Cash and cash equivalents, end of period	$620,934	$19,146

Supplemental Disclosures of Cash Flow Information:

Cash paid for income taxes	$3,110	$-

Non Cash -Flow Item:

Transfer of net book value of certain equipment for leases to inventory	$-	$66,177

The accompanying notes are an integral part of these condensed consolidated financial statements.

CAPRIUS, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

NOTE 1 - BASIS OF PRESENTATION

The condensed consolidated balance sheet as of December 31, 2005, the condensed consolidated statements of operations for the three months ended December 31, 2005 and 2004, the condensed consolidated statement of stockholders’ equity for the three month period ended December 31, 2005 and the condensed consolidated statements of cash flows for the three months ended December 31, 2005 and 2004, have been prepared by the Company without audit. In the opinion of management, the information contained herein reflects all adjustments necessary to make the presentation of the Company’s condensed financial position, results of operations and cash flows not misleading. All such adjustments are of a normal recurring nature. This quarterly report gives retroactive effect to the Company’s 1 for 20 reverse common stock split on April 5, 2005.

The accompanying condensed consolidated financial statements do not contain all of the information and disclosures required by accounting principles generally accepted in the United States of America and should be read in conjunction with the consolidated financial statements and related notes for the fiscal year ended September 30, 2005, as included elsewhere within this document.

The accompanying condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization and satisfaction of liabilities and commitments in the normal course of business. The Company has incurred substantial recurring losses, which raises substantial doubt about its ability to continue as a going concern. The condensed consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. The Company has available cash and cash equivalents of $620,934 at December 31, 2005. The Company intends to utilize these funds for working capital purposes to continue developing the business of MCM. Based upon the Company’s present business plan, management anticipates that the Company should have sufficient cash resources through June 30, 2006. In order to fund the cash requirements of the Company beyond such date, the Company continues to pursue efforts to identify additional funds through various funding options, including banking facilities and equity offerings. There can be no assurance that such funding initiatives will be successful and any equity placement could result in substantial dilution to current stockholders.

NOTE 2 - THE COMPANY

Caprius, Inc. (“Caprius”, the “Company”) is engaged in the infectious medical waste disposal business. In the first quarter of Fiscal 2003, we acquired a majority interest in M.C.M. Environmental Technologies, Inc. (“MCM”) which developed, markets and sells the SteriMed and SteriMed Junior compact systems that simultaneously shred and disinfect Regulated Medical Waste. The SteriMed Systems are sold and leased in both the domestic and international markets.

In December 2002, we closed the acquisition of our initial investment of 57.53% of the capital stock of MCM for a purchase price of $2.4 million. MCM wholly-owns MCM Environmental Technologies Ltd., an Israeli corporation, which initially developed the SteriMed Systems. Upon closing, our designees were elected to three of the five seats on MCM’s Board of Directors, with George Aaron, President and CEO, and Jonathan Joels, CFO, filling two seats. Additionally, as part of the transaction, certain debt of MCM to its existing stockholders and to certain third parties was converted to equity in MCM or restructured. Pursuant to our Letter of Intent with MCM, we had provided MCM with loans totaling $565,000, which loans were repaid upon closing by a reduction in the cash portion of the purchase price. As part of the Stockholders Agreement dated December 17, 2002, there were certain provisions relating to performance adjustments for the twenty four month period post closing. As a consequence, our ownership interest increased by 5% in the fiscal year 2004 and by an additional 5% in the fiscal year 2005. Furthermore, our equity ownership increased with the conversion of various loans made to MCM and cash calls made by MCM during Fiscal 2005. As of December 31, 2005, our interest in MCM is 96.66%.

During the first quarter of fiscal year 2005, an agreement was reached between the Company and the 20% minority ownership of an MCM subsidiary which had been dormant since inception. The minority shareholders shall be repaid their initial investment, by way of a credit towards the site installation expense of SteriMed units that they are purchasing for their dialysis centers. The subsidiary was dissolved on February 9, 2005.

Caprius, Inc. was founded in 1983 and through June 1999 essentially operated in the business of developing specialized medical imaging systems, as well as operating the Strax Institute, a comprehensive breast imaging center. In June 1999, the Company acquired Opus and began manufacturing and selling medical diagnostic assays constituting the TDM Business. In October 2002, we sold the TDM business to Seradyn, Inc. The Strax Institute was sold in September 2003.

NOTE 3 - SUMMARY OF CERTAIN SIGNIFICANT ACCOUNTING POLICIES

Stock Based Compensation

At December 31, 2005, the Company had three stock based compensation plans (one incentive and nonqualified, one employee and one non-employee director plan). The Company accounts for these plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure requirements of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-based Compensation” as amended by SFAS No. 148, “Accounting for Stock-based Compensation - Transition and Disclosure, an amendment of SFAS No. 123, issued in December 2002. Under APB Opinion No. 25, compensation expense is based on the difference, if any, generally on the date of grant, between the fair value of our stock and the exercise price of the option. No stock-based employee compensation cost is reflected within the statement of operations for the three month period ended December 31, 2005.

If the Company had elected to recognize compensation costs for the Company's option plans using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the periods shown below would have been as follows:

	Three months ended December 31,
	2005	2004
Net loss attributable to common stockholders as reported	$(693,438)	$(797,072)
Deduct: Stock-based employee compensation determined under fair value method for all awards, net of related tax effects	(610)	(818)
Pro forma net loss attributable to common stockholders	$(694,048)	$(797,890)

Basic and diluted loss attributable to common stockholders

As reported	$(0.21)	$(0.78)
Pro forma	$(0.21)	$(0.78)

Loss Per Share

The Company follows Statement of Financial Accounting Standards (SFAS) No. 128, “Earnings Per Share”, which provides for the calculation of “basic” and “diluted” earnings (loss) per share. Basic loss per share is computed by dividing loss available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted loss per share reflects the potential dilution that could occur through the effect of common shares issuable upon the exercise of stock options and warrants and convertible securities. For the periods ended December 31, 2005 and 2004, potential common shares amounted to 968,110 and 895,000 respectively, and have not been included in the computation of diluted loss per share since the effect would be antidilutive.

Revenue Recognition

The medical infectious waste business recognizes revenues from either the sale or rental of its SteriMed units. Revenues for sales are recognized at the time that the unit is shipped to the customer. Rental revenues are recognized based upon either services provided for each month of activity or evenly over the year in the event that a fixed rental agreement is in place.

NOTE 4 - INVENTORIES

Inventories consist of the following, net of reserve of approximately $12,000 at December 31, 2005

Raw materials	$396,528
Finished goods	302,757
$699,285

NOTE 5 - REVERSE SPLIT

On April 5, 2005, the Company effected a 1 for 20 Reverse Split. On such date, the Company’s 66,681 outstanding shares of Series C Stock automatically converted into 2,299,345 shares of the Company’s common stock. As a result of the Reverse Split on April 5, 2005, the Company had outstanding 3,321,673 shares of common stock. The reverse split did not change the number of authorized shares of common and preferred stock. All share and per share information in the accompanying financial statements have been restated to reflect the 1 for 20 reverse stock split.

NOTE 6 - ECONOMIC DEPENDENCY

For the three months ended December 31, 2005, revenue from four customers was approximately $57,000, $46,000, $40,000 and $25,000 which represented approximately 70% of the total revenue. At December 31, 2005 accounts receivable from these customers were approximately $0, $33,750, $40,000 and $25,000 respectively.

For the three months ended December 31, 2004, revenue from three customers was approximately $91,000, $42,000 and $41,000. In addition, revenue from a fourth customer generated approximately $56,000 (same customer generated revenues of $57,000 for the same period in 2005). The revenues generated from these four customers approximated 88% of the Company’s total revenue.

NOTE 7- COMMITMENTS AND CONTINGENCIES

On December 19, 2005 the Company entered into an Engagement Agreement (“Agreement”) retaining Carter Securities, LLC (“Carter”) for the purpose of advisory and consulting services, including assistance in raising capital in the private market. Under the terms of the Agreement, Carter will serve as the Company’s financial consultant in connection with an equity offering and Carter shall be paid upon closing a fee equal to 8% of the gross proceeds received for the sale of securities. Furthermore, the Company will grant Carter five (5) year warrants for the purchase of 8% of the shares of Common Stock underlying a new series of Preferred Stock at an exercise price of one hundred and twenty-five percent (125%) of the price established in the offering. The shares underlying the warrants shall contain the same registration rights afforded to the investors. In addition, the Company agrees to reimburse Carter with a reasonable non-accountable expense allowance of up to two percent (2%) of the securities sold in the offering, not to exceed $35,000. This Agreement expires on February 17, 2006.

NOTE 8 - SUBSEQUENT EVENT

On February 17, 2006, the Company closed on a placement of $3 million of its securities to two institutional investors. The net proceeds from this placement are approximately $2,700,000. The securities consisted of 241,933 shares of Series D Convertible Preferred Stock, convertible into 2,419,330 shares of common stock, par value $0.01 per share, 2006 Series A Warrants to purchase 223,881 shares of common stock at an exercise price of $1.50 per share for a period of five years, and 2006 Series B Warrants to purchase 447,764 shares of common stock at an exercise price of $2.00 per share for a period of five years. The Company will record a deemed preferred stock dividend of approximately $1,300,000 based upon the relative fair value of the preferred stocks and warrants using the Black-Scholes model. The Company will issue warrants to purchase 59,702 shares of common stock of the Company at an exercise price of $2.00 per share for a period of 5 years as part of the placement fee, to a placement agent and its designees. The Company also will issue warrants to purchase 119,403 shares of common stock at an exercise price of $1.68 per share for a period of 5 years as part of the placement fee, to another selected dealer for this placement. Based on the Black-Scholes model, the offering cost of the dealer warrants will be calculated at approximately $140,000.

On January 4, 2006, the Company granted options for the purchase of an aggregate of 458,000 shares (consisting of 393,000 to employees/directors and 65,000 to non-contractual consultants) of Common Stock under the Company’s 2002 Stock Option Plan. These options are for a 10 year term, vesting after six months as to one-eighth of the options granted, and the balance vesting in equal monthly installments over the next forty-two months at an exercise price of $2.20 per share. Using the Black Scholes Option pricing model the Company has determined that the fair value of these awards is $1.36 per share which equates to a combined fair value of $535,366 for the options granted to employees/directors and $88,547 for options granted to non-contractual consultants.

Effective January 1, 2006, the Company entered into a new lease for its corporate offices in Hackensack, New Jersey expiring on September 30, 2011. Under the terms of this agreement, the Company will lease 4,177 square feet at a base monthly rental of approximately $7,500 plus escalations.

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus in connection with the offering made by this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or the selling stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer to sell or a solicitation of an offer to buy any of these securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Except where otherwise indicated, this Prospectus speaks as of the effective date of the Registration Statement. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

3,597,088 Shares of Common Stock CAPRIUS, INC.